HARVEST ENERGY TRUST

FORM 51-102 F4
BUSINESS ACQUISITION REPORT

Item 1 Identity of Reporting Issuer

1.1     Name and Address of Reporting Issuer

Harvest Energy Trust (the "Trust" or "Harvest")
2100, 330 – 5th Avenue S.W.
Calgary Alberta T2P 0L4

1.2     Executive Officer

The name of the executive officer of Harvest Operations Corp. ("Harvest Operations"), administrator of the Trust, who is knowledgeable about the significant acquisition and this Report is Robert Fotheringham, Vice President Finance and Chief Financial Officer and his business telephone number is (403) 268-3197.

Item 2 Details of Acquisition

2.1     Nature of Business Acquired

The Acquisition

On October 19, 2006 Harvest completed the acquisition of all of the shares of North Atlantic Refining Limited ("North Atlantic") and related businesses and the entering into of a supply and off take agreement between North Atlantic and Vitol Refining, S.A. (the "Supply and Offtake Agreement") (collectively, the "Acquisition").

The principal asset of North Atlantic is a 115,000 barrel per stream day sour crude hydrocracking refinery located in the Province of Newfoundland and Labrador (the "Refinery"), and a marketing division with 69 gas stations, a home heating business and a commercial and wholesale petroleum products business, all located in the Province of Newfoundland and Labrador. The Refinery is capable of processing a wide range of crude oils and feedstocks with a sulphur content as high as 3.5% and API gravity in the range of 20° to 40° and has a dock facility capable of handling vessels in excess of 330,000 dead weight tons that carry up to 2 million barrels of crude oil. The Refinery's product slate is weighted towards high quality gasoline, jet fuel and diesel fuel that are currently compliant with product specifications (including sulphur, cetane and aromatic content) that are becoming increasingly restrictive and constraining supply.

Concurrent with the acquisition of North Atlantic by Harvest, North Atlantic entered into the Supply and Offtake Agreement with Vitol Refining S.A. The Supply and Offtake Agreement provides that the ownership of substantially all crude oil feedstock and refined product inventory at the Refinery be retained by Vitol Refining S.A. and that during the term of the Supply and Offtake Agreement, Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the Refinery as well as the right and obligation to purchase all refined products produced by the Refinery. The Supply and Offtake Agreement also provides that Vitol Refining S.A. will also receive a time value of money amount (the "TVM") reflecting the cost of financing the crude oil feedstock and sale of refined products as the Supply and Offtake Agreement requires that Vitol Refining S.A. retain ownership of the crude oil feedstock until delivered through the inlet flange to the Refinery as well as immediately take title to the refined products as they are delivered by the Refinery through the inlet flange to designated storage tanks. Further, the Supply and Offtake Agreement provides North Atlantic with the opportunity to share the incremental profits and losses resulting from the sale of products beyond the U.S. East Coast markets.

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Prior to the Acquisition, North Atlantic and Vitol Refining S.A. operated under an arrangement which effectively resulted in North Atlantic processing crude oil provided by Vitol Refining S.A. on a fee for service basis with Vitol Refining S.A. retaining the economic benefit of and risk for the differences between the purchase price of the crude oil feedstock and the selling price of the refined products. Over the previous four years, this arrangement resulted in the benefits of the increased "sour crack" spread (averaging US$18.08 in 2005 as compared to US$6.70 in 2002) accruing to Vitol Refining S.A. while North Atlantic continued to receive a relatively flat fee for service. The termination of this arrangement effective upon closing of the Acquisition and the entering into the Supply and Offtake Agreement results in a significant change to the economics of North Atlantic as a fee for service relationship has been exchanged for the economics of the "sour crack" spread, subject to a fixed charge of US$0.08 per barrel of crude oil feedstock provided. Accordingly, in the view of Harvest's management the historical financial results of North Atlantic combined with the historical financial results of Vitol Refining S.A. more appropriately reflect the past financial performance of North Atlantic's refinery operations.

Pursuant to the Supply and Offtake Agreement, North Atlantic, in consultation with Vitol Refining S.A., will request a certain slate of crude oil feedstocks and Vitol Refining S.A will be obligated to provide the crude oil feedstocks in accordance with the request. The Supply and Offtake Agreement includes a crude oil feedstock transfer pricing formula that aggregates the pricing formula for the crude oil purchased as correlated to published future contract settlement prices, the cost of transportation from the source of supply to the Refinery and the settlement cost or proceeds for related price risk management contracts plus a fee of US$0.08 per barrel. The purpose of the price risk management contracts is to convert the fixed price of crude oil feedstock purchases to floating prices for the period from the purchase date through to the date the refined products are sold to allow "matching" of crude oil feedstock purchases to refined product sales thereby mitigating the gross margin risk between the time crude oil feedstocks are purchased and the sale of the refined products.

The Supply and Offtake Agreement requires that Vitol Refining S.A. purchase and lift all refined products produced by the Refinery, except for certain excluded refined products to be marketed by North Atlantic in the local Newfoundland market, and provides a product purchase pricing formula that aggregates a deemed price based on the current Boston and New York City markets less the deemed costs of transportation, insurance, port fees, inspection charges and similar costs deemed to be incurred by Vitol Refining S.A., plus the TVM component. The TVM component recognizes the cost of financing the refined products for the time deemed to deliver the refined product from the Refinery through to the date Vitol Refining S.A. is deemed to have received payment for the sale.

The TVM component of the Supply and Offtake Agreement in respect of crude oil feedstock and the sale of refined products will reflect an effective interest rate of 350 basis points over the London Inter Bank Offer Rate ("Libor") and will be included in the weekly settlement of all amounts owing.

The Supply and Offtake Agreement requires that Vitol Refining S.A provide North Atlantic with notice if it plans to sell product outside the U.S. East Coast market which will entitle North Atlantic to the right, but not the obligation, to share in the incremental profit or loss from such sales.

The Supply and Offtake Agreement may be terminated by either party at the end of an initial two year term, and at any time thereafter, by providing notice of termination no later than six months prior to the desired termination date or if the Refinery is sold in an arms length transaction, upon 30 days notice prior to the desired termination date. Further, the Supply and Offtake Agreement may be terminated upon the continuation for more than 180 days of a delay in performance due to force majeure but prior to the recommencing of performance. After an initial 12 month period, Vitol Refining S.A.'s exclusive right and obligation to provide crude oil feedstock to the Refinery may be terminated by either party by providing six months notice. Upon termination of the entire agreement or the right and obligation to provide crude oil feedstock, North Atlantic will be required to purchase the related crude oil feedstock and refined product inventory or crude oil feedstock, respectively, at the prevailing market prices.

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Description of the Business

Overview

North Atlantic is an independent crude oil refiner that owns and operates a medium gravity, sour crude oil hydrocracking refinery located in the Province of Newfoundland and Labrador with a capacity of 115,000 barrels per stream day. The Refinery's feedstocks are delivered by tanker primarily from the Middle East, Russia and Latin America. The Refinery produces high quality gasoline, ultra low sulphur diesel, jet fuel and furnace oil with a residual of heavy fuel oil. Approximately 10% of North Atlantic's refined products are sold in the Province of Newfoundland and Labrador while approximately 90% are sold in the U.S. east coast markets such as Boston and New York City. North Atlantic enjoys a significant transportation advantage as it operates a deep water docking facility and has approximately seven million barrels of tankage including six 575,000 barrel crude tanks enabling the receipt of crude oil transported on very large crude carriers which typically result in significantly lower per barrel transportation charges. The following map highlights the North Atlantic transportation advantage.

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North Atlantic's assets include dock facilities for off-loading crude oil feedstock and for loading refined products. These facilities include two berths connected to the onshore tank farm by an 800 foot causeway and a 2,800 foot approach trestle combination. The dock facilities handle approximately 220 vessels each year with North Atlantic owning and operating two tugboats to assist with berthing and unberthing tankers. One tugboat, acquired in 1999, is equipped with firefighting capability while the other is equipped with oil spill response capability.

Through its marketing division, North Atlantic operates a petroleum marketing and distribution business in the Province of Newfoundland and Labrador with average daily sales over 11,000 barrels. The North Atlantic brand has been positioned in the Newfoundland marketplace as a local company with its retail gasoline business operating 66 retail gas stations and 3 cardlock locations capturing a market share of approximately 15%. In addition to its retail operations, North Atlantic has a commercial, wholesale and home heating business.

Brief History

The construction of the Refinery commenced in 1971 with the crude oil distillation unit commissioned in late 1973 and most other process units started-up in 1974. The Refinery was shut down two years later as the owner filed for bankruptcy protection during the oil price shock. In 1980, Petro-Canada purchased the Refinery but did not operate it, and in late 1986, sold the Refinery to a private company. From 1986 through 1994, the new owner invested approximately $132 million in the Refinery including the construction of a new hydrogen furnace. On April 24, 1994, the Refinery experienced a fire at the vacuum tower and, as a consequence, the entire facility was again shut down as the owner was unable to finance the restoration of the Refinery.

The Vitol Refining Group B.V. acquired the Refinery in August 1994 and commenced a major restoration and successfully commissioned the Refinery in late 1994. Since then, more than US$400 million was invested to maintain, upgrade and expand the facility. These investments significantly improved the Refinery's operating performance in terms of refinery throughput, reliability, saleable yield, product quality, safety and environmental performance. In 2005, the Refinery averaged 93,900 bpsd, down from 100,700 bpsd in the prior year due to planned maintenance turnarounds, with a saleable yield of 95.4% while its safety performance was improved to 0.6 lost time accidents per 200,000 man hours. Since 1997, the Refinery's sulphur dioxide emissions have also been reduced by 63% despite a significant increase in throughput.

Refinery Operations

Summary of Crude Oil Feedstock

Crude oil and other feedstocks are delivered to the Refinery via vessels capable of carrying over 2 million barrels of crude oil per vessel. Normally, there is approximately 20 days of crude oil feedstock in tankage at the Refinery to mitigate the effects of any delivery disruptions. Over the past three years, the source of the crude oil feedstock has been as follows:

	2005	2004	2003
		(000's of bbl)

Middle East	23,672	26,884	25,712
Russia	5,596	6,421	10,432
Latin America	2,686	-	-
Other	5,536	7,306	5,628
Total Feedstock	37,490	40,611	41,772

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Overview of Crude Oil Processing

The following is a summary of the primary process flow of North Atlantic's Refinery including a brief description of the process and purpose of the identified processing units. This summary excludes the various utility plants as well as a number of secondary units that add relatively small incremental volume enhancements to higher valued products from the diesel and fuel oil streams.

Crude & Vacuum Distillation Unit

Crude oil from tankage is heated and processed in the crude unit for primary distillation or separation into various components. The crude oil is first processed in the crude distillation tower where the crude is fractionated into the following streams:

  Liquid petroleum gas products such as fuel gas, propane, and butane;

  Lighter liquid products (naphtha) which are further upgraded in the naphtha hydrotreater and platformer for the production of gasoline;

  Distillate materials (kerosene and diesel) which are produced from the middle of the distillation tower. The kerosene goes to either jet fuel blending, the distillate hydrotreater for Ultra Low Sulphur Diesel ("ULSD") production, or No. 6 fuel blending. The crude diesel goes to the distillate hydrotreater for ULSD production;

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  The material remaining in the bottom of the crude distillation tower ("bottom ends") is sent to the vacuum tower for further separation.

The vacuum tower operates at less than atmospheric pressure and further fractionates the bottom ends. Vacuum gas-oil from the vacuum tower is then routed to the Isomax unit to be upgraded primarily into naphtha, kerosene and ultra-low sulphur diesel. The residual vacuum tower bottoms stream is routed to the visbreaker.

Naphtha Hydrotreater and Platformer and Platformate Hydrogenation Units

The naphtha hydrotreater, uses hydrogen and a catalyst to remove sulphur and nitrogen contaminants from the naphtha to enable it to be used as platformer feed. The platformer then converts the naphtha into high octane gasoline for use in gasoline blending. A portion of the gasoline is further processed in the platformate hydrogenation unit ("PHU"). The PHU enables the refinery to meet the low benzene level requirements of reformulated gasoline.

Distillate Hydrotreater

The distillate hydrotreater operates at high pressure and uses hydrogen over a catalyst bed to remove nearly all of sulphur and nitrogen from the middle distillates for the production of ultra-low sulphur diesel.

Isomax HydroCracker Unit

The Isomax unit (also known as a hydrocracker) uses extremely high heat and pressure to upgrade the heavy gas-oil portions through the injection of hydrogen. This process removes contaminants and produces naphtha for gasoline blending and platformer feed, ultra-low sulphur diesel and jet fuel. The bottom ends from the Isomax unit are also used as a valuable lubricant feedstock.

Visbreaker

The vacuum tower bottoms, an asphalt-like product, are processed in the visbreaker. The visbreaker uses high temperature to crack long chain molecules thereby reducing cutter (kerosene) requirements for No 6 oil blending.

Storage and Shipping

Crude oil feedstock and refined products from the various processing units are temporarily stored in designated tanks. North Atlantic has storage capacity for approximately seven million barrels of crude oil and refined product. This storage capacity is typically allocated approximately 50% to crude oil feedstock and 50% to refined product outputs. Refined products are ultimately shipped for delivery to the United States Atlantic Coast market, including Boston and New York City. These markets typically consume approximately 90% of the Refinery's production. The vessels delivering refined products typically have capacity for approximately 330,000 barrels and are limited to transporting one or two products.

Summary of Refined Products

Over the past three years, the Refinery has produced the following refined products with a total yield of approximately 102% of feedstock as the impact of adding hydrogen swells the barrels offsetting the fuel used by the Refinery:

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	2005	2004	2003
		(000's of bbl)

Gasoline and related products	12,571	15,349	15,077
Low & ultra low sulphur diesel	10,307	10,544	13,008
Heavy fuel oil	9,444	9,582	9,577
Jet fuel	3,429	3,179	2,070
Fuel consumed by the Refinery	2,474	2,970	2,985
Total Products	38,225	41,624	42,717
Total Yield (as a % of feedstock)	102%	102%	102%

Operations Reliability

Improving the reliability of the Refinery has been a major focus for North Atlantic with significant capital expenditures and a change in maintenance philosophy. North Atlantic's maintenance philosophy has evolved to one that emphasizes long term solutions to reliability issues through the conduct of rigorous analyses regarding the root cause of reliability issues. Of particular note, North Atlantic developed the advanced Equipment Integrity Program whereby remaining equipment life calculations are utilized to determine equipment turnaround schedules and ensuring that equipment is repaired or replaced before failure occurs. The most measurable indicator of the Refinery's performance is the level of throughput over the past five years. A summary of North Atlantic's Refinery level of throughput for the period 2001 to 2005 is as follows:

Source: North Atlantic Operating Performance Reports.

The decline in 2004 was due to a planned minor turnaround of the crude oil distillation tower, and in 2005 was due to a planned major turnaround outage to maintain common facilities.

Currently, North Atlantic has the opportunity and intends to consider opportunities to grow its business through the reconfiguration and enhancement of its Refinery assets with a suite of expansion or debottlenecking projects plus a coker project or a visbreaker project for bottoms upgrading.

Marketing Division

North Atlantic's marketing division (the "Marketing Division") is headquartered in St. John's, Newfoundland and is comprised of five business segments: retail, home heating, commercial, wholesale and bunkers. The Marketing Division produced US$9.3 million, US$9.6 million and US$7.1 million of earnings before interest, taxes, depreciation and amortization for the years ended December 31, 2005, 2004 and 2003, respectively.

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Retail Business

North Atlantic operates 66 retail gasoline stations and 3 commercial cardlock locations with 39 locations branded as "North Atlantic" and 16 locations branded as "Home Town" (a secondary brand for small market areas) with the remaining 11 locations unbranded. Most locations include a convenience store which is independently operated. In 2005, the volume of gasoline and diesel sold at these retail locations represented a market share of approximately 15% of the Newfoundland market. The major competitors in the Newfoundland market are Irving Oil, Imperial Oil and Ultramar.

Home Heating Business

North Atlantic delivers furnace oil and propane to approximately 20,000 residential heating and commercial customers throughout Newfoundland with about 90% of the demand for furnace oil, 9% for propane and 1% for kerosene. North Atlantic is a full service residential heating supplier providing a furnace parts maintenance replacement program, emergency burner service and heating system installations from five "Home Heating" stores. North Atlantic's installation and emergency burner service is provided by independent contractors, as is its bulk hauling.

Commercial Business

North Atlantic delivers distillates, jet fuel, propane and No. 6 fuel oil to commercial heating, marine, aviation, trucking and construction industries from seven storage terminals.

Wholesale Business

North Atlantic provides distillates, jet fuel and propane to a number of wholesale customers from both its wharf and truck rack facilities with current volumes averaging approximately 3,300 barrels per day.

Bunker Business

North Atlantic sells bunkers to crude oil and refined product vessels at its wharf facilities.

Overview of Management Structure

The management structure of North Atlantic consists of a two man executive team (a "President, Refinery Manager" and a "Vice President, Chief Financial Officer") supported by eight director/managers with responsibilities for:

  Production;

  Economics and Engineering Sciences;

  Reliability and Field Services;

  Environmental, Health and Safety and Risk Management;

  Strategic Planning;

  Marketing;

  Human Resources; and

  Corporate Services.

Gunther Baumgartner, President, Refinery Manager, is a chemical engineer with over 25 years in the oil industry including eight years with North Atlantic: four years as President and prior to that as Director of Economics and Engineering Sciences. Prior to joining North Atlantic in 1998, Mr. Baumgartner was a refinery supply manager and a trader with Vitol. Mr. Baumgartner will continue to serve as President, Refinery Manager through a transition period.

Glenn Mifflin, Vice President, Chief Financial Officer, is a Chartered Accountant with a Masters of Business Administration with over 19 years of experience in the oil industry. Mr. Mifflin has held a number of positions within North Atlantic including serving as President of North Atlantic's Marketing Division. Mr. Mifflin intends to remain with North Atlantic and continue his responsibilities as Vice President, Chief Financial Officer including responsibilities for community, government and public relations.

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It is anticipated that the vast majority of North Atlantic's management and employees will continue with the company following Harvest's acquisition of North Atlantic.

Employees and Labour Relations

North Atlantic has approximately 570 full-time employees of which 65% are unionized and approximately 140 part-time employees of which 90% are unionized. The unionized employees are represented by the United Steel Workers of America. North Atlantic has had a history of good relations collective bargaining with its union which is evidenced by the lack of any strike action at the Refinery. The collective agreements with the United Steel Workers of America expire in late 2007 and early 2008. See "Risk Factors".

North Atlantic maintains a number of employee benefit programs for its employees including basic life insurance and accidental death and dismemberment insurance, extended healthcare and dental coverage. North Atlantic also maintains defined benefit and defined contribution pension plans for its employees and provides certain post retirement health care benefits which cover substantially all employees and their surviving spouses. At September 30, 2006, the pension plan and other benefit plan obligations exceeded the pension plan and other benefit plan funding by approximately US$10.9 million. For additional information, see note 13 to the combined financial statements of North Atlantic and Vitol Refining S.A. attached as Schedule B to this Report.

Insurance

North Atlantic's operations are subject to the normal hazards of refinery operations including fires, explosions and weather related perils. North Atlantic maintains insurance policies with insurers in amounts, coverage limits and deductibles that management of North Atlantic, with the advice of insurance advisors, believe are reasonable and prudent.

In respect of its refinery operations, North Atlantic has property damage coverage with an aggregate annual loss limit of US$700 million and business interruption insurance for up to 24 months subject to deductibles of $7.5 million for property damage and 45 day for business interruption. In addition, North Atlantic maintains typical property damage and third party liability insurance appropriate for its various machinery and automotive equipment with various deductibles ranging from $1,000 to $50,000. In respect of its owned retail gasoline stations, North Atlantic has $5 million of general liability insurance plus environmental liability coverage of $2 million per incident and aggregate annual limit.

In respect of the unloading of crude oil and loading of refined product at its dock facilities, North Atlantic maintains US$800 million of pollution coverage subject to a US$500,000 deductible and a coverage limit of US$30 million for each occurrence.

In addition, the Supply and Offtake Agreement requires Vitol Refining S.A. to ensure that all vessels nominated to load or unload at North Atlantic's refinery carry US$1 billion of coverage in respect of pollution and related clean up costs and that cargos on board vessels are insured for 110% of their value. Vitol Refining S.A. is also required to carry general liability insurance with a single occurrence limit and annual aggregate limit of $25 million for property damage, personal injury liability, accidental pollution and other contractual liabilities and listing North Atlantic and its affiliates as additional insureds.

North Atlantic has had no property insurance claims for the past ten years and, while it is subject to liability claims in the normal course of business, North Atlantic has had no liability claims exceeding $1 million in the past ten years.

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Commitments and Contingent Liabilities

North Atlantic has been named a defendant in The State of New Hampshire versus Amerada Hess Corp. et al, one of the more than 100 methyl tertiary butyl ether ("MTBE") U.S. product liability litigation cases that have been consolidated for pre-trial purposes in this matter. The plaintiffs seek relief for alleged contamination of ground water from the various defendants' use of the gasoline additive MTBE. Although the plaintiffs have not made a particular monetary demand, they are asserting collective and joint liability against all defendants. All consolidated law suits are at a preliminary stage and, accordingly, it is too early in the legal process to reach any conclusion regarding the ability of the State of New Hampshire to properly assert jurisdiction over North Atlantic in the lawsuit or to reach any conclusions regarding the substance of the plaintiffs' claims. Accordingly, the evaluation of the risk of liability to North Atlantic is not determinable at this time and no amounts are accrued in the combined financial statements in respect of this matter. In addition, Harvest received an indemnity from Vitol Group B.V. in respect of this contingent liability under the purchase and sale agreement dated August 22, 2006 between the Trust and Vitol Refining Group B.V. providing for the Acquisition.

Newsul Enterprises Inc. has named North Atlantic in a claim in the amount of US$2.7 million and has requested the services of an arbitration board to make a determination on the claim. The claim is for additional costs and lost revenues related to contaminated sulphur delivered by North Atlantic. The evaluation of the risk of liability to North Atlantic is not determinable at this time and no amounts are accrued in the combined financial statements.

For additional information relating to other commitments and contingent liabilities of North Atlantic, see note 14 to the combined financial statements of North Atlantic and Vitol Refining S.A. attached as Schedule B to this Report.

Risk Factors

The following provides a summary of certain risk factors that may impact the operations and assets of North Atlantic.

Investment in North Atlantic

Harvest's investment in North Atlantic will be in the form of interest bearing notes and interests in various partnerships and trusts, and accordingly, Harvest will be dependent upon the ability of North Atlantic to pay its interest obligations under the notes and distributions from the various partnerships. North Atlantic's ability to pay interest and distributions will be entirely dependent on its operations and assets which will be impacted by risks typical of refinery and marketing operations.

Volatility of Commodity Prices

North Atlantic's earnings and cash flows from refining and wholesale and retail marketing operations are dependent on a number of factors including fixed and variable expenses (including the cost of crude oil and other feedstocks) and the price above those expenses at which North Atlantic is able to sell refined products. In recent years, the market prices for crude oil and refined products have fluctuated substantially. These prices depend on a number of factors beyond North Atlantic's control, including the demand for crude oil and other refined products, which are subject to, among other things:

  changes in the global demand for crude oil and refined products;

  the level of foreign and domestic production of crude oil and refined products;

  threatened or actual terrorist incidents, acts of war, and other worldwide political conditions in both crude oil producing and refined product consuming regions;

  availability of crude oil and refined products and the infrastructure to transport crude oil and refined products;

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  supply and operational disruptions including accidents, weather conditions, hurricanes or other natural disasters;

  government regulations including changes in fuel specifications required by environmental and other laws;

  local factors including market conditions and the operations of other refineries in the markets in which North Atlantic competes; and

  development and marketing of alternative and competing fuels.

Generally, fluctuations in the price of gasoline and other refined products are correlated with fluctuations in the price of crude oil, however, the prices for crude oil and prices for refined products can fluctuate in different directions as a result of worldwide market conditions. Further, the timing of the relative movement in prices as well as the magnitude of the change could significantly influence refining margins as could price changes occurring during the period between purchasing crude oil feedstocks and selling refined products manufactured from these feedstocks. North Atlantic does not produce crude oil and must purchase all of its crude oil feedstock at prices that fluctuate with worldwide market conditions and this could significantly impact North Atlantic's earnings and cash flow. Although Harvest produces crude oil in western Canada, this crude oil cannot be economically transported to the Refinery. North Atlantic also purchases refined products from third parties for sale to its customers and price changes during the period between purchasing and selling these products may also impact North Atlantic's earnings and cash flow.

North Atlantic purchases approximately 250,000 megawatt hours of electrical power from Newfoundland and Labrador Hydro, a provincial crown corporation. A substantial proportion of Newfoundland and Labrador Hydro's electricity is generated by hydroelectric power, a relatively inexpensive source compared to fossil fuel generators. However, North Atlantic's cost of electrical power has increased from $0.024 per kilowatt hour in 2002 to $0.041 in 2005, a near doubling in price. Electricity prices have been and will continue to be affected by supply and demand for service in both local and regional markets and continued price increases will impact North Atlantic's earnings and cash flow.

Fluctuations in the Canada-United States Exchange Rates

The prices for crude oil and refined products are generally based in U.S. dollar market prices while North Atlantic's operating costs and capital expenditures are primarily in Canadian dollars. Fluctuations in the exchange rates between the U.S. and Canadian dollar will give rise to currency exchange rate exposure for North Atlantic. Although this currency exchange rate exposure may be hedged, there can be no assurance that a currency exchange rate hedging program will be sufficient to effectively cover all of North Atlantic's exposure.

Disruptions in the Supply of Crude Oil and Delivery of Refined Products

North Atlantic's Refinery receives all of its crude oil feedstock and delivers approximately 90% of its refined products via water born vessels including very large crude carriers capable of handling over 2 million barrels of crude oil. In addition to environmental risks of handling such vessels discussed below, North Atlantic could experience a disruption in the supply of crude oil because of accidents, governmental regulation or third party actions. A prolonged disruption in the availability of vessels to deliver crude oil to the Refinery and/or to deliver refined products to market would have a material adverse effect on North Atlantic's business, financial condition and results of operations.

Over the past three years, North Atlantic purchased over 60% of its crude oil feedstock from sources in the Middle East. North Atlantic does not maintain long term contracts with any of its crude oil suppliers. To the extent that its crude oil suppliers, particularly suppliers in the Middle East, reduce the volume of crude oil supplied to North Atlantic as a result of declining production or competition or otherwise, North Atlantic's business, financial condition and results of operations would be adversely affected to the extent that North Atlantic was not able to find another supplier of this substantial amount and type of crude oil. Further, North Atlantic has no control over the level of development in the fields that currently supply the Refinery nor the amount of reserves underlying such fields, the rate at which production will decline or the production decisions of the producers which are affected by, among other things, prevailing and projected crude oil prices, demand for crude oil, geological considerations, government regulation and the availability and cost of capital.

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North Atlantic will rely on creditworthiness of Vitol Refining S.A. for its purchase of crude oil feedstocks for the Refinery pursuant to the Supply and Offtake Agreement and the creditworthiness of Harvest to enter into price risk management contracts to reduce its exposure to adverse fluctuations in the prices of crude oil and refined products. Accordingly, should the creditworthiness of Vitol Refining S.A. and/or Harvest deteriorate, crude oil suppliers may change their view on supplying North Atlantic with crude oil and price risk management contracts, respectively, and induce them to shorten the payment terms or require additional credit support, such as letters of credit. Due to the large dollar amount of credit associated with the volume of crude oil purchases and long term price risk management contracts, any imposition of more burdensome payment terms on North Atlantic may have a material adverse effect on North Atlantic's and Harvest's financial liquidity which could hinder North Atlantic's ability to purchase sufficient quantities of crude oil to operate the Refinery at full capacity. In addition, if the price of crude oil increases significantly, the credit requirements to purchase enough crude oil to operate the Refinery at full capacity also increase. A failure to operate the Refinery at full capacity could have an adverse material affect on North Atlantic's earnings and cash flows as well as Harvest's financial condition.

Operational Risks

The Refinery is a single integrated and interdependent facility which could experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down. A shutdown of one part of the Refinery could significantly impact the production of refined products and may reduce, and even eliminate, North Atlantic's cash flow. Any one or more of the Refinery's processing units may require a planned turnaround or encounter unexpected downtime to maintain or repair and the time required to complete the work may take longer than anticipated. There are no assurances that the Refinery will produce refined products in the quantities or at the cost anticipated, or that it will not cease production entirely in certain circumstances which could have a material adverse effect on North Atlantic's earnings and cash flow as well as Harvest's financial condition.

North Atlantic's refining operations, including the transportation of and storage of crude oil and refined products, are subject to hazards and inherent risks typical of similar operations such as fires, natural disasters, explosions, spills and mechanical failure of its equipment or third-party facilities, any of which can result in personal injury claims and other damage to North Atlantic's properties and the properties of others. While North Atlantic carries property, casualty and business interruption insurance, North Atlantic does not maintain insurance coverage against all potential losses, and could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on North Atlantic's earnings, cash flow and financial condition as well as Harvest's financial condition.

Currently, North Atlantic has the opportunity and intends to consider opportunities to grow its business through the reconfiguration and enhancement of its Refinery assets with the suite of expansion or debottlenecking projects plus a coker project or a visbreaker project for bottoms upgrading. However, if unanticipated costs occur or North Atlantic's revenues decrease as a result of lower refining margins, operating difficulties or other matters, there may not be sufficient capital to enable North Atlantic to fund all required capital and operating expenses. There can be no assurance that cash generated by North Atlantic's operations or funding available from debt financings or further investment by Harvest will be available to meet capital and operating requirements.

The operation of refineries and related storage tanks is inherently subject to spills, discharges or other releases of petroleum or hazardous substances. If any of these events had previously occurred or occurs in the future in connection with any of North Atlantic's Refinery or storage tanks, or in connection with any facilities to which North Atlantic sends wastes or by-products for treatment or disposal, other than events for which North Atlantic is indemnified, North Atlantic could be liable for all costs and penalties associated with their remediation under federal, provincial and local environmental laws or common law, and could be liable for property damage to third parties caused by contamination from releases and spills. The penalties and clean-up costs that North Atlantic may have to pay for releases or spills, or the amounts that North Atlantic may have to pay to third parties for damage to their property, could be significant and the payment of these amounts could have a material adverse effect on North Atlantic's business, financial condition and results of operations as well as Harvest's financial condition.

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North Atlantic operates in environmentally sensitive coastal waters where tanker operations are closely regulated by federal, provincial and local agencies and monitored by environmental interest groups. Transportation of crude oil and refined products over water involves inherent risk and subjects North Atlantic to the provisions of Canadian federal laws and the laws of the Province of Newfoundland and Labrador. Among other things, these laws require North Atlantic to demonstrate its capacity to respond to a "worst case discharge" to the maximum extent possible. North Atlantic's marine division manages vessel traffic to the Refinery and works with regulatory authorities on measures to prevent and mitigate the risk of oil spills and other marine related matters. The marine division has two tugboats to assist in berthing and unberthing tankers at North Atlantic's dock with one tugboat equipped with fire fighting capability and the other equipped for spill response capability. The tugboat operations have a safety management system certified under the International Safety Management Code and are also certified under the International Ship and Port Security Code. In addition, North Atlantic has contracted with the Eastern Canada Response Corporation to supplement its resources. However, there may be accidents involving tankers transporting crude oil or refined products, and response services may not respond in a manner to adequately contain a discharge and North Atlantic as well as Harvest may be subject to liability in connection with a discharge.

North Atlantic has in the past operated service stations with underground storage tanks in the Province of Newfoundland and Labrador, and currently operates 13 retail service stations and 2 cardlock locations, with underground storage tanks. North Atlantic is required to comply with provincial regulations governing such storage tanks in the Province of Newfoundland and Labrador and compliance with these requirements can be costly. The operation of underground storage tanks also poses certain other risks, including damages associated with soil and groundwater contamination. Leaks from underground storage tanks which may occur at one or more of North Atlantic's service stations, or which may have occurred at previously operated service stations, may impact soil or groundwater and could result in fines or civil liability for North Atlantic. While North Atlantic maintains insurance in respect of such risks, there are no assurances that such insurance will be adequate to fully compensate for any liability North Atlantic may incur if such risks were to occur.

Environmental, Health and Safety Risks

North Atlantic's operations and properties are subject to extensive federal, provincial and local environmental and health and safety regulations governing, among other things, the generation, storage, handling, use and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, waste management and characteristics and composition of gasoline and diesel fuels. If North Atlantic fails to comply with these regulations, it may be subject to administrative, civil and criminal proceedings by governmental authorities, as well as civil proceedings by environmental groups and other entities and individuals. A failure to comply, and any related proceedings, including lawsuits, could result in significant costs and liabilities, penalties, judgments against North Atlantic or governmental or court orders that could alter, limit or stop North Atlantic's operations.

Consistent with the experience of other Canadian refineries, environmental laws and regulations have raised operating costs and required significant capital investments at the Refinery. Harvest believes that the Refinery is substantially compliant with existing laws and regulatory requirements. However, potentially material expenditures could be required in the future may be required to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require North Atlantic to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. Harvest is not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, there could be a material adverse effect on North Atlantic's earnings, cash flow and financial condition or Harvest's financial condition.

14

North Atlantic is presently subject to litigation and investigations with respect to the use of MTBE and the delivery of contaminated sulphur (see "Commitments and Contingent Liabilities"). North Atlantic may become involved in further litigation or other proceedings, or may be held responsible in any existing or future litigation or proceedings, the costs of which could be material.

Management Risks

North Atlantic's future performance depends to a significant degree upon the continued contributions of its senior management team and key technical and operations employees. The loss of one or more members of the senior management team or a number of key technical and operations employees could result in a disruption to North Atlantic's operations. In addition, North Atlantic faces competition for these key individuals from competitors, customers and other companies operating in the refining industry and to the extent that North Atlantic loses members of its senior management team or key technical and operations employees for any reason, North Atlantic will be required to hire other personnel to manage and operate North Atlantic and it may not be able to locate or employ such qualified personnel on acceptable terms. As a result, the operating history of North Atlantic which has resulted in revenue and profitability growth rates may not be indicative of North Atlantic's future operations, prospects and viability.

Employee Relations

North Atlantic has approximately 570 full-time employees and 140 part-time employees of which approximately 65% and 90%, respectively, are represented by the United Steel Workers of America pursuant to collective bargaining agreements expiring in 2007 and 2008. North Atlantic may not be able to renegotiate these collective agreements on satisfactory terms, or at all, which may result in an increase in operating costs. In addition, the existing collective agreements may not prevent a strike or work stoppage in the future, and any such work stoppage could have a material adverse effect on North Atlantic's financial results.

Competition

North Atlantic competes with a broad range of refining and marketing companies, including multinational oil companies. Because of their geographic diversity, larger and more complex refineries, integrated operations and greater resources, some of North Atlantic's competitors may be better able to withstand volatile market conditions, to compete on the basis of price, to obtain crude oil in times of shortage and to bear the economic risks inherent in all phases of the refining industry.

Terrorist Attacks, Threats of Attacks or Acts of War

North Atlantic's business is affected by general economic conditions as well as fluctuations in consumer confidence and spending which can decline as a result of numerous factors outside of its control, such as terrorist attacks, threatened terrorist attacks or acts of war. Terrorist attacks, as well as events occurring in response to or in connection with them, including future terrorist attacks against Canadian or U.S. targets, rumours or threats of war, actual conflicts involving the military of Canada, the United States or their allies could cause trade disruptions impacting North Atlantic's crude oil suppliers or refined products customers or energy markets generally, and may adversely impact North Atlantic's operations, earnings and cash flow and Harvest's financial condition.

15

Since the terrorist attacks of September 11, 2001, the Government of the United States has issued public warnings that energy-related assets (which could include North Atlantic's Refinery) may be at greater risk of future terrorist attacks than other targets in Canada or the United States. Such occurrences could significantly impact energy prices, including prices for crude oil and refined products which could have a material adverse effect on North Atlantic's earnings and cash flow and Harvest's financial condition.

2.2     Date of Acquisition

The date of the Acquisition was October 19, 2006.

2.3     Consideration

Pursuant to the Acquisition, Harvest paid total cash consideration of U.S. $1.385 billion plus working capital and inventory adjustments.

Concurrent with the closing of the Acquisition, Harvest entered into an amended and restated credit agreement with its lenders that increased its revolving credit facility (the "Revolving Facility") to $1.4 billion and established a $350 million senior secured bridge facility (the "Senior Secured Bridge Facility"). Harvest also entered into another credit agreement that established a $450 million senior unsecured bridge facility (the "Senior Unsecured Bridge Facility"). At the closing of the Acquisition, Harvest withdrew the full amount available under the $350 million Senior Secured Bridge Facility and the $450 million Senior Unsecured Bridge Facility with the remaining funding drawn from its $1.4 billion Revolving Facility.

The terms and conditions of the amended and restated credit agreement remained unchanged except for changes to the security pledged and the addition of a 15 basis point fee applicable so long as the Senior Unsecured Bridge Facility is outstanding. The $350 million Senior Secured Bridge Facility provided Harvest with a single draw on this facility within five days of the closing of its acquisition of North Atlantic and, subject to the repayments requirements of the $450 million Senior Unsecured Bridge Facility, requires repayments equivalent to the net proceeds from an issuance of equity or equity-like securities (including convertible debentures) and, in all events, repayment in full within 18 months of the initial draw. Harvest is entitled to make additional repayments on the $350 million Senior Secured Bridge Facility without penalty or notice. The amended and restated credit agreement required Harvest to increase the first floating charge over all of the assets of Harvest's operating subsidiaries to $2.5 billion plus a first mortgage security interest on the refinery assets of North Atlantic.

The credit agreement that established a $450 million Senior Unsecured Bridge Facility provided for only a single draw on the facility within five days of the closing of Harvest's acquisition of North Atlantic and requires repayments equivalent to the net proceeds from an issuance of equity or equity like securities (including convertible debentures) and repayment in full within 6 months of the initial draw. Amounts borrowed under this facility bear interest at a floating rate based on bankers' acceptances plus a range of 230 to 280 basis points depending on the Harvest senior debt to EBITDA ratio as set forth in the amended and restated credit agreement.

2.4     Effect on Financial Position

Except as noted below, Harvest has no plans or proposals for material changes relating to its business affairs or the affairs of North Atlantic which may have a significant effect on the results of operations and financial position of Harvest as a result of the Acquisition.

Concurrent with the Acquisition, Harvest amended or entered into new credit facilities as described in Section 2.3 of this Report.

On November 22, 2006, Harvest announced that it completed the equity and convertible debenture offering contemplated by the Prospectus. Upon closing, a total of 9,499,000 trust units of Harvest ("Trust Units") were issued at a price of Cdn. $27.25 per Trust Unit and $379,500,000 principal amount of 7.25% convertible unsecured subordinated debentures were issued for gross proceeds of $638,347,750 and net proceeds of $610,225,362. The net proceeds from this offering were used to repay indebtedness incurred to fund the Acquisition. On November 20, 2006, Harvest's lenders unanimously agreed to amend the mandatory repayment terms of the $350 million Senior Secured Bridge Facility to enable $100 million of net proceeds from the offering to be retained by Harvest for general corporate purposes. Accordingly, Harvest fully repaid the $450 Million Unsecured Senior Bridge Facility, repaid approximately $60 million of the $350 million Senior Secured Bridge Facility and reduced the drawn portion on its Revolving Facility by $100 million.

16

2.5     Prior Valuations

None.

2.6     Parties to Transaction

Not applicable.

2.7     Date of Report

December 11, 2006.

Item 3 Financial Statements

The unaudited pro forma combined financial statements of the Trust as at September 30, 2006 and for the nine months ended September 30, 2006 and the year ended December 31, 2005 are attached as Schedule A to this Report.

The audited combined financial statements of North Atlantic Refining Limited and Vitol Refining S.A. as at and for the years ended December 31, 2005, 2004 together with the unaudited combined financial statements of North Atlantic Refining Limited and Vitol Refining S.A. as at September 30, 2006 and for the nine months ended September 30, 2006 and 2005 are attached as Schedule B to this Report.

SCHEDULE A

PRO FORMA COMBINED FINANCIAL STATEMENTS
OF HARVEST ENERGY TRUST

COMPILATION REPORT

To the Board of Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust

We have read the accompanying unaudited pro forma combined balance sheet of Harvest Energy Trust (the "Trust") as at September 30, 2006 and the unaudited pro forma combined income statements for the nine months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1.     Compared the figures in the columns captioned "Harvest Energy Trust" to the unaudited interim consolidated financial statements of the Trust as at September 30, 2006 and for the nine months then ended and found them to be in agreement.

2.     Compared the figures in the column captioned "Combined Harvest/Viking Pro Forma" to the unaudited pro forma combined statement of income of Harvest Energy Trust for the year ended December 31, 2005 included in the Business Acquisition Report dated April 18, 2006 and found them to be in agreement.

3.     Compared the figures in the columns captioned "North Atlantic Refining and Vitol Refining" to the unaudited combined financial statements of North Atlantic Refining Limited and Vitol Refining S.A., wholly owned subsidiaries of Vitol Refining Group B.V. as at September 30, 2006 and for the nine months then ended, and to the audited combined financial statements of North Atlantic Refining Limited and Vitol Refining S.A., wholly owned subsidiaries of Vitol Refining Group B.V. for the year ended December 31, 2005, respectively, and following their conversion from U.S. to Canadian dollars, found them to be in agreement.

4.     Made enquires of certain officials of the Trust who have responsibility for financial and accounting matters about:

(a)     the basis for the determination of the pro forma adjustments; and

(b)     whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(a)     described to us the basis for determination of the pro forma adjustments; and

(b)     stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

5.     Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.     Calculated the application of the pro forma adjustments to the aggregate of the amounts in the other applicable columns as at September 30, 2006 and for the nine months then ended, and for the year ended December 31, 2005, and found the amounts in the columns captioned "Pro Forma Combined" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) "KPMG LLP"
Chartered Accountants

Calgary, Canada
November 14, 2006

HARVEST ENERGY TRUST
PRO-FORMA COMBINED BALANCE SHEET
As at September 30, 2006
(thousands of dollars, unaudited)

	Harvest Energy Trust	North Atlantic and Vitol Refining S.A.	Pro Forma Notes	Pro Forma Adjustments	Pro Forma Combined
ASSETS
Current Assets
Cash and cash equivalents	$ -	$ 3,757	2(i)	(1,006)	$ 2,751
Accounts receivable	180,358	31,393		-	211,751
Amounts due from affiliates	-	499,158	2(i)	(334,551)
			2(ii)	(164,607)	-
Inventory	-	396,711	2(i)	(385,719)
			2(iii)	24,366	35,358
Fair value of risk management contracts	16,422	7,912	2(i)	(7,912)	16,422
Prepaid expenses	8,046	1,634		-	9,680
Future income taxes	-	210	2(iii)	(210)	-
	204,826	940,775			275,962

Fair value of risk management contracts	15,167	-		-	15,167
Property, plant and equipment	3,077,821	434,064	2(iii)	735,936	4,247,821
Long term receivables	-	38,728	2(iii)	(36,129)	2,599
Future income taxes	-	3,308	2(iii)	(3,308)	-
Goodwill	656,248	-	2(iii)	381,072	1,037,320
Deferred financing charges and other	11,417	28,605	2(iii)	(28,605)
			2(iii)	11,850
			2(iv)	13,770	37,037
Deposit on North Atlantic Refinery Limited	111,292	-	2(iii)	(111,292)	-

TOTAL ASSETS	$ 4,076,771	$ 1,445,480			$ 5,615,906

LIABILITIES
Current Liabilities
Accounts payable	$ 228,708	$ 50,049	2(i)	(14,822)
			2(iii)	16,850	$ 280,785
Short term borrowings	-	135	2(ii)	(135)	-
Amounts due to affiliates	-	136,974	2(i)	(138,770)
			2(ii)	1,796	-
Current portion of long term obligations		167,741	2(ii)	(167,741)	-
Unitholder distributions and debenture interest payable	42,163	-		-	42,163
Fair value deficiency of risk management contracts	24,850	3,386	2(i)	(3,386)	24,850
Senior Unsecured Bridge Loan	-	-	2(iii)	450,000
			2(iv)	(450,000)	-
Future income tax	-	5,793	2(iii)	(5,793)	-
	295,721	364,078			347,798

Bank loans	591,189	-	2(iii)	1,011,089
			2(iv)	(79,681)	1,522,597
Fair value deficiency of risk management contracts	24,812	-		-	24,812
7 7/8 % Senior Notes	279,425	-		-	279,425
Long term obligations	-	278	2(ii)	(278)	-
Convertible debentures	235,114	-	2(iv)	308,000	543,114
Employee Future benefits	-	11,673	2(iii)	526	12,199
Deferred credits	881	-		-	881
Asset retirement obligation	193,182	-		-	193,182
Future income taxes	-	21,653	2(iii)	(21,653)	-
Total Liabilities	1,620,324	397,682			2,924,008

Unitholders' Equity
Shareholder's equity	-	1,047,798	2(i)	(572,210)
			2(ii)	1,751
			2(iii)	(477,339)	-
Unitholders' capital	2,757,381	-	2(iv)	213,451	2,970,832
Equity component of convertible debentures	24,539	-	2(iv)	22,000	46,539
Accumulated income	269,622	-		-	269,622
Accumulated distributions	(595,095)	-		-	(595,095)
	2,456,447	1,047,798			2,691,898

TOTAL LIABILITIES and UNITHOLDERS' EQUITY	$ 4,076,771	$ 1,445,480			$ 5,615,906

HARVEST ENERGY TRUST
PRO-FORMA COMBINED INCOME STATEMENT
For the year ended December 31, 2005
(thousands of dollars, unaudited)

	Combined Harvest/Viking Pro Forma	North Atlantic and Vitol Refining S.A. Note 3(i)	Pro Forma Notes	Pro Forma Adjustments	Pro Forma Combined
REVENUE
Petroleum and natural gas sales	$1,185,698	$-		$-	$1,185,698
Sale of refined products	-	2,751,519		-	2,751,519
Royalty expense	(212,027)	-		-	(212,027)
Risk management contracts
Realized net losses	(72,862)	-		-	(72,862)
Unrealized net losses	(45,147)	-		-	(45,147)
	855,662	2,751,519			3,607,181

EXPENSES
Purchased products for resale and processing	-	2,267,062	3(ii)	24,616	2,291,678
Operating	229,166	111,103	3(ii)	(1,315)	338,954
General and administrative	50,211	-		-	50,211
Interest and other financing charges on short-term debt	7,462	-	3(iii)	3,375	10,837
Interest and other financing charges on long-term debt	50,352	10,472	3(iii)	40,596
		-	3(iii)	8,872	110,292
Transaction costs	15,104	-		-	15,104
Depletion, depreciation and amortization	395,432	43,454	3(iv)	63,000	501,886
Foreign exchange gain	(9,728)	(1,937)		-	(11,665)
Large corporations tax and other taxes	835	-		-	835
Current and future income tax recovery	(55,399)	8,756	3(v)	(8,756)	(55,399)
Non-controlling interest	98	-		-	98
	683,533	2,438,910			3,252,831

NET INCOME	$ 172,129	$312,609			$354,350

Net Income per Trust Unit (Note 4)
Basic	$1.78				$3.39
Diluted	$1.77				$3.27

HARVEST ENERGY TRUST
PRO-FORMA COMBINED INCOME STATEMENT
For the nine months ended September 30, 2006
(thousands of dollars, unaudited)

	Harvest Energy Trust	Viking Energy Royalty Trust Note 3(vi)	North Atlantic and Vitol Refining S.A. Note 3(vii)	Pro Forma Notes	Pro Forma Adjustments	Pro Forma Combined
REVENUE
Petroleum and natural gas sales	$ 847,465	$ 40,785	$ -		$ -	$ 888,250
Sale of refined products	-	-	2,401,863		-	2,401,863
Royalty expense	(149,384)	(7,734)	-		-	(157,118)
Risk management contracts
Realized net losses	(56,623)	-	-		-	(56,623)
Unrealized net losses	35,966	-	-		-	35,966
	677,424	33,051	2,401,863			3,112,338

EXPENSES
Operating	182,399	9,757	84,412	3(viii)	(812)	275,756
Interest and other financing charges on short-term debt	-	-	-		-	-
				3(ix)	6,217	99,277
Transaction costs	12,072	-	-		-	12,072
Depletion, depreciation and amortization	297,726	15,230	34,951	3(x)	47,250	395,157
Foreign exchange gain	(11,327)	-	(1,461)		-	(12,788)
Large corporations tax and other taxes	8	53	-		-	61
Current and future income tax recovery	(2,300)	-	5,417	3(xi)	(5,417)	(2,300)
Non-controlling interest	(65)	-	-		-	(65)
	542,911	33,526	2,221,008			2,911,077

NET INCOME	$ 134,513	$ (475)	$ 180,855			$ 201,261

Net Income per Trust Unit (Note 4)
Basic	$ 1.39					$ 1.82
Diluted	$ 1.38					$ 1.81

HARVEST ENERGY TRUST
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
(unaudited)

1.      BASIS OF PRESENTATION

The accompanying unaudited pro forma combined balance sheet as at September 30, 2006 and the unaudited pro forma combined income statements for the year ended December 31, 2005 and the nine month period ended September 30, 2006 (the "Pro Forma Financial Statements") have been prepared in accordance with Canadian generally accepted accounting principles for inclusion in the Harvest Energy Trust short form prospectus dated November 14, 2006 relating to the qualification for distribution of 330,000 7.25% Convertible Unsecured Subordinated Debentures (the "Debentures") and 8.26 million trust units ("Trust Units"). The Pro Forma Financial Statements reflect the financial position and income assuming the acquisition of North Atlantic Refining Limited ("North Atlantic") and the acquisition of Viking Energy Royalty Trust ("Viking") each occurred on January 1, 2005.

The Pro Forma Financial Statements have been prepared from the following financial information:

  The unaudited pro forma combined statement of income of Harvest Energy Trust ("Harvest") for the year ended December 31, 2005 attached as Schedule A to its Business Acquisition Report dated April 18, 2006;
  The unaudited interim consolidated balance sheet and consolidated statements of income and accumulated income of Harvest for the nine months ended September 30, 2006;
  The audited combined statement of income for Vitol Refining S.A. and North Atlantic Refining Limited, wholly-owned subsidiaries of Vitol Refining Group B.V. for the year ended December 31, 2005;
  The unaudited interim combined balance sheet and related interim combined statement of income for Vitol Refining S.A. and North Atlantic Refining Limited, wholly-owned subsidiaries of Vitol Refining Group B.V. for the nine months ended September 30, 2006; and,
  The unaudited financial information of Viking for the period from January 1, 2006 to February 3, 2006.

These Pro Forma Financial Statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, of Harvest and Viking for the year ended December 31, 2005 incorporated by reference in this short form prospectus.

In the opinion of the Harvest management, these Pro Forma Financial Statements include all material adjustments necessary for fair presentation. These Pro Forma Financial Statements may not necessarily be indicative of the financial results or operations that would have occurred if the acquisitions and the related events reflected herein and described in note 2 to the Pro Forma Financial Statements had occurred on the assumed dates or the results of operations in future periods. In preparing these Pro Forma Financial Statements, no adjustments have been made to reflect the operating synergies and related cost savings that may result from combining the operations of Harvest, Viking and North Atlantic. Further, adjustments have not been made to reflect the administrative efficiencies of combining the operations of Harvest, Viking and North Atlantic.

2.     PRO FORMA COMBINED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS

The Pro Forma Combined Balance Sheet has been prepared to reflect the financial position of Harvest assuming its acquisition of 100% of the issued and outstanding shares of North Atlantic and its related businesses pursuant to the Purchase and Sale Agreement between Vitol Refining Group B.V. and Harvest dated August 22, 2006 (the "PSA") occurred on September 30, 2006. Under this PSA, Harvest agreed to acquire 100% of the CDN$1,548 million issued and outstanding shares of North Atlantic and related businesses in exchange for cash consideration of US$1,385 million (CDN$1,548.0 million) plus US$21.8 million (CDN$24.4 million) for inventory, subject to final working capital and inventory adjustments. Harvest's acquisition costs have been estimated to be CDN$5.0 million.

The aggregate consideration for the North Atlantic acquisition consists of the following (in 000's of CDN$):

Purchase price for shares of North Atlantic and related businesses	$1,548,015
Estimated inventory at closing	24,366
1,572,381
Estimated acquisition costs	5,000
Total Purchase Price	$1,577,381

The North Atlantic acquisition has been accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. These amounts are estimates made by management based on currently available information. Thefollowing summarizes the allocation of the aggregate consideration for the North Atlantic acquisition (in 000's of CDN$):

Working capital, net	$11,543
Inventory	24,366
Capital assets	1,170,000
Long term receivables	2,599
Goodwill	381,072
Funding deficiency of pension and other benefit plans	(12,199)
Total acquisition cost	$1,577,381

On August 22, 2006, upon entering into the agreement to purchase North Atlantic, Harvest forwarded a deposit of $111,292,000 to Vital Refining S.A. which was applied against the purchase price at closing. This amount is reflected in the unaudited interim balance sheet of Harvest as at September 30, 2006.

On October 19, 2006, concurrent with the closing of the acquisition of North Atlantic, Harvest entered into credit agreements that established a $1.4 billion Three Year Extendible Revolving Facility, a $350 million Senior Secured Bridge Facility and a $450 million Senior Unsecured Bridge Facility. At closing, Harvest drew the full amount available under the $350 million Senior Secured Bridge Facility and the $450 million Senior Unsecured Bridge Facility, with the remaining $661,089,000 funded from the $1.4 billion Three Year Extendible Revolving Facility.

Harvest entered into an amendment dated November 9, 2006 to the underwriting agreement with a syndicate of underwriters to sell, on a bought deal basis, a combination of $330 million principal amount of Debentures and 8.26 million Trust Units at a price of $1,000 per Debenture and $27.25 per Trust Unit to raise gross proceeds totalling approximately $555.1 million and net proceeds of $529.7 million excluding any proceeds realized on exercise of the Over-allotment Options. Harvest also granted the underwriters an Over-allotment Option to purchase up to an additional 49,500 Debentures and an additional 1,239,000 Trust Units at the same offering prices.

The Pro Forma Combined Balance Sheet has been prepared to reflect the closing of the acquisition of North Atlantic as described above with the subsequent repayment of a significant portion of the bridge facilities with the net proceeds from the issuance of the Debentures and Trust Units.

The following pro forma adjustments have been made to the Pro Forma Combined Balance Sheet to reflect Harvest's acquisition of North Atlantic assuming the acquisition occurred on September 30, 2006:

(i)       Elimination of the Vitol Refining S.A. Assets and Liabilities

The Pro Forma Combined Balance Sheet has been adjusted to reflect the elimination of the following Vitol Refining S.A. assets and liabilities as Harvest's acquisition was limited to the assets and liabilities of North Atlantic (in 000's):

	In US Dollars	In CDN Dollars
Assets
Cash and cash equivalents	$900	$1,006
Due from related parties	$299,321	$334,551
Inventory	$345,101	$385,719
Fair value of risk management contracts	$7,079	$7,912
Liabilities
Account payable and accrued liabilities	$13,261	$14,822
Due to related parties	$124,157	$138,770
Fair value deficiencies of risk management
contracts	$3,029	$3,386
Shareholders' Equity	$511,954	$572,210

(ii)     Settlement of North Atlantic's Long Term Debt and Amounts Owing To and From Affiliates

The Pro Forma Combined Balance Sheet has been adjusted to reflect the vendor's settlement of North Atlantic's total long term obligations of US$150.3 million (CDN$168.0 million), short term borrowings of US$121 thousand (CDN$135 thousand) and net amounts owing from related parties of US$148.9 million (CDN$166.4 million), prior to closing as required by the PSA with an offsetting amount reflected as a contribution to shareholders' equity (US$1.6 million and CDN$1.8 million).

(iii)    Purchase Price Allocation

The Pro Forma Combined Balance Sheet has been adjusted to reflect the purchase of the North Atlantic net assets at their fair values at September 30, 2006, and accordingly, the following adjustments have been made:

  The addition of the North Atlantic capital assets at their fair values of $1,170 million reflecting a $735.9 million adjustment;

  An allocation of the excess consideration over the fair value of assets acquired resulting in a $381.1 million goodwill amount;

  The elimination of North Atlantic's deferred charges of US$25.6 million (CDN$28.6 million);

  An increase of North Atlantic's employee future pension provisions by $0.5 million to reflect the underfunded status of the obligations at September 30, 2006;

  The addition of $1,461 million of bank financing by Harvest to purchase 100% of the issued and outstanding shares of North Atlantic and the $24.4 million of inventory purchased at closing;

  The deferral and accrual of $11.9 million of banking fees related to Harvest's expanded credit facilities as well as the accrual of $5.0 million of acquisition costs in related to North Atlantic acquisition;

  The elimination of North Atlantic's future income tax provisions comprised of current future income tax asset of US$0.2 million (CDN$0.2 million), long term future income tax asset of US$3.0 million (CDN$3.3 million), current future income tax liability of US$5.2 million (CDN$5.8 million) and long term future income tax liability of US$19.4 million (CDN$21.7 million). In addition, investment tax credits included in long term receivables aggregating to US$32.3 million (CDN$36.1 million) have been eliminated; and

  The elimination of North Atlantic's residual shareholders' equity of US$427.1 million (CDN$477.3 million).

(iv)     Issuance of the Debentures and Trust Units

The Pro Forma Combined Balance Sheet has been adjusted to reflect the issuance of $330 million principal amount of Debentures and 8.26 million Trust units at a price of $27.25 per Trust Unit as at September 30, 2006 with the proceeds used to repay bank borrowings, and accordingly, the following adjustments have been made:

  The issuance of $330 million principal amount of Debentures with $308 million reflected as the debt component of the Debentures and $22 million reflected as the equity component of the Debentures and the related underwriting commissions and issue cost of $13.8 million recorded as a deferred financing charge;

  The issuance of 8.26 million Trust Units for net proceeds after deduction of underwriting commissions and issue costs of $213.5 million; and

  The full repayment of the $450 million Senior Unsecured Bridge Loan and a repayment of $79.7 million on the $350 million Senior Secured bridge Loan.

3.        PRO FORMA COMBINED INCOME STATEMENT ASSUMPTIONS AND ADJUSTMENTS

These Pro Forma Combined Income Statements for the year ended December 31, 2005 and the nine months ended September 30, 2006 have been prepared to reflect the earnings of Harvest assuming the following occurred on January 1, 2005:

  Harvest's August 2, 2005 acquisition of the Hay River properties (the "Hay River Acquisition") for cash consideration of $237.8 million funded by the issuance of $75 million of 6.5% Series Convertible Debentures for net proceeds of $71.8 million and the issuance of 6,505,600 Trust Units for net proceeds of $166.0 million;

  Viking's February 1, 2005 acquisition of Calpine Natural Gas Trust for total consideration of $453.2 million comprised of $373.5 million of ascribed value from the issuance of 54,132,320 Viking Trust Units, $71.0 million of assumed bank debt and $8.7 million of related transaction costs;

  Harvest's February 3, 2006 acquisition of Viking for total consideration of $1,961.7 million comprised of $1,638.1 million of ascribed value from the issuance of 46,040,788 Harvest Trust Units, $91.8 million of assumed bank debt, $227.2 million of fair value ascribed to the assumption of Viking's convertible debentures and $4.6 million of related transaction costs;

  Harvest's acquisition of 100% of the issued and outstanding shares of North Atlantic and related businesses for cash consideration of US$1,385 million (CDN$1,548.0 million) and inventory for additional cash consideration of US$21.8 million (CDN$24.4 million) plus adjustments for working capital and inventory adjustments. Harvest's acquisition costs are estimated to be $5.0 million;

  Harvest drew the full amount available under its $350 million Senior Secured Bridge Facility and $450 million Senior Unsecured Bridge Facility with the remaining $772,381,000, including an initial deposit of $111,292,000 funded from its expanded Three Year Extendible Revolving Facility; and,

  The closing of Harvest's issuance of $330 million principal amount of Debentures and 8.26 million Trust Units at a price of $1,000 per Debenture and $27.25 per Trust Unit with gross proceeds totalling approximately $555.1 million and net proceeds of approximately $529.7 million.

Pro Forma Combined Income Statement – Year ended December 31, 2005

The Pro Forma Combined Income Statement for the year ended December 31, 2005 has been prepared by further adjusting the pro forma combined income statement in Harvest's Business Acquisition Report dated April 18, 2006 which included all of the adjustments required to reflect the acquisition of the Viking assets and the Hay River properties. The following adjustments reflect Harvest's acquisition of North Atlantic and the Debentures and Trust Unit financing assuming these transactions had occurred on January 1, 2005:

(i)        Inclusion of North Atlantic's 2005 Combined Operations

The results of North Atlantic's operations for the year ended December 31, 2005 have been included in the Pro Forma Combined Income Statement based on the operating results as reported in the audited combined statements of income for Vitol Refining S.A. and North Atlantic, each wholly-owned subsidiaries of Vitol Refining Group B.V., for the years ended December 31, 2005 and 2004 after converting the U.S. dollar reported amounts to CDN dollars using the 2005 average exchange rate of US$1.00 to CDN$1.2116 (in 000's):

	In US Dollars	In CDN Dollars
Revenues
Sale of refined products	$2,270,980	$2,751,519
Expenses
Purchase of products for resale and processing	1,871,131	2,267,062
Processing, operating and administrative	91,699	111,103
Depreciation and amortization	35,865	43,454
Interest expense, net	8,643	10,472
Gain on foreign currency exchange	(1,599)	(1,937)
Income tax expense	7,227	8,756
	2,012,966	2,438,910
Net Operating Income	$258,014	$312,609

There have not been any adjustments made to reflect any operating or administrative efficiencies related to the combining of Harvest and North Atlantic.

(ii)        Adjustments Related to the Supply and Offtake Agreement

Concurrent with and a condition of closing, North Atlantic entered into a Supply and Offtake Agreement (the "SOA") with Vitol Refining S.A. pursuant to which North Atlantic will incur an administrative charge of US$0.08 per barrel in respect of feedstock procured by Vitol Refining S.A.

In addition, the SOA requires that Vitol Refining S.A. maintain ownership of the feedstock inventory until it is charged to the refinery and to acquire refined products as they are delivered by North Atlantic to storage tanks designated for the sole use of Vitol Refining S.A. In respect of this inventory ownership requirement, North Atlantic has agreed to pay a "Time Value of Money" amount based on the value of the inventory held and an interest rate equivalent to the London Inter Bank Offer Rate plus 350 basis points.

Had the acquisition of North Atlantic taken place and the SOA been in place on January 1, 2005, Harvest would have incurred additional costs for feedstock. Accordingly, the Pro Forma Combined Income Statement has been adjusted to reflect the following administration charge in respect of feedstock procured and a "Time Value of Money" amount offset by the elimination of the Vitol Refining S.A. administrative charges incurred in 2005 that will not be incurred subsequent to the acquisition of North Atlantic by Harvest (in 000's of dollars with US dollars converted to CDN dollars at a rate of CDN$1.2116 to US$1.00):

	In US Dollars	In CDN Dollars
Additional Costs pursuant to the SOA
Administrative charges (US$0.08 per bbl)	$2,999	$3,634
Time Value of Money (estimated rate – 6.96%)	17,318	20,982
Adjustment to Purchased products for processing	20,317	24,616
Reduction for Vitol's administration expenses	(1,085)	(1,315)
Net Adjustment	$19,232	$23,301

(iii)        Adjustments Related to Acquisition Financing Costs Agreement

Had the acquisition of North Atlantic taken place on January 1, 2005 and been funded by a combination of incremental bank borrowings and the issuance of the Debentures and Trust Units, Harvest's interest charges would have been increased and the interest expenses incurred by North Atlantic and Vitol Refining S.A. would be eliminated as North Atlantic's long term debt would have been repaid and the other sources of indebtedness similarly retired resulting in the following adjustments to interest expense (in 000's):

Incremental Interest and other charges on long term debt
Interest on Senior Unsecured Bridge	$9,434
Interest on Revolving Facility	26,956
Interest on the Debentures	23,925
60,315
Elimination of North Atlantic interest expense (US$12,990)	(15,739)
Elimination of Vitol Refining S.A. interest expense (US$3,285)	(3,980)
$40,596

In addition to the interest costs, the following adjustments have been made to reflect the amortization of the bank underwriting fees and issue costs related to the incremental credit facilities and the issuance of the Debentures, respectively, as well as the accretion of the deemed discount on the Debentures (in 000's):

Short term debt
Underwriting fee on $450 million Senior Unsecured Bridge	$3,375

Long Term debt
Underwriting fee on $350 million Senior Secured Bridge	$1,750
Underwriting fee on expansion of Revolving Facility	1,950
Issue costs of the Debentures	1,991
5,691
Accretion of Discount on the Debentures	3,181
Net Adjustment	$8,872

(iv)        Adjustments Related to Depreciation

The pro forma depreciation charge is determined using the adjusted capital cost for North Atlantic's property, plant and equipment and assuming the acquisition of North Atlantic occurred on January 1, 2005. Applying North Atlantic's depreciation policies to the adjusted capital cost amounts results in an additional $63.0 million depreciation charge for the year ended December 31, 2005.

(v)        Adjustments Related to Income Tax Provisions

The pro forma adjustment eliminates future income taxes as North Atlantic will only be taxed on income not distributed and it is anticipated that all future income earned by North Atlantic will be distributed. Accordingly, North Atlantic's future income provision has been eliminated.

Pro Forma Combined Income Statement – Nine Months ended September 30, 2006

The Pro Forma Combined Income Statement for the nine months ended September 30, 2006 has been prepared by adjusting Harvest's unaudited consolidated statement of income and accumulated income for the nine months ended September 30, 2006 and the unaudited combined statement of income of North Atlantic Refining Limited and Vitol Refining S.A. (wholly-owned subsidiaries of Vitol Group B.V.) for the nine months ended September 30, 2006 and 2005 for the following adjustments to reflect the proposed acquisition of North Atlantic assuming the acquisition had occurred on January 1, 2005:

(vi)        Inclusion of Viking Energy Royalty Trust's Operations for the Month of January 2006

The results of Viking's operations for the Month of January 2006 have been included in the Pro Forma Combined Income Statement based on unaudited financial information for the period from January 1, 2006 to February 3, 2006. For the period subsequent to February 3, 2006, the Viking operations have been combined with Harvest's operations and included in Harvest's unaudited consolidated statement of income and accumulated income for the nine months ended September 30, 2006.

(vii)        Inclusion of North Atlantic's Combined Income Statement for the Nine Months ended September 30, 2006

The results of North Atlantic's operations for the nine months ended September 30, 2006 have been included in the Pro Forma Combined Income Statement based on the operating results as reported in the unaudited combined statements of income for Vitol Refining S.A. and North Atlantic Refining Limited, wholly-owned subsidiaries of Vitol Refining Group B.V. for the nine months ended September 30, 2006, and 2005 after converting the US dollar reported amounts to CDN dollars using the average exchange rate for the first nine months of 2006 of US$1.00 to CDN$1.1328 (in 000's);

	In US Dollars	In CDN Dollars
Revenues
Sale of refined products	$2,120,289	$2,401,863
Expenses
Purchase of products for resale and processing	1,845,892	2,091,026
Processing, operating and administrative	74,516	84,412
Depreciation and amortization	30,854	34,951
Interest expense, net	5,882	6,663
Gain on foreign currency exchange	(1,290)	(1,461)
Income tax expense	4,782	5,417
	1,960,636	2,221,008
Net Operating Income	$159,653	$180,855

There have not been any adjustments made to reflect any operating or administrative efficiencies related to the combining of Harvest and North Atlantic.

(viii)        Adjustments Related to the Supply and Offtake Agreement

The Pro Forma Combined Income Statement has been adjusted to reflect the following administration charge in respect of feedstock procured and a "Time Value of Money" amount offset by the elimination of the Vitol Refining S.A. administrative charges incurred in 2005 that will not be incurred subsequent to the acquisition of North Atlantic by Harvest (in 000's of dollars with US dollars converted to CDN dollars at a rate of CDN$1.1328 to US$1.00):

	In US Dollars	In CDN Dollars
Additional Costs pursuant to the SOA
Administrative charges (US$0.08 per bbl)	$2,379	$2,695
Time Value of Money (estimated rate – 8.56%)	19,133	21,674
Adjustment to Purchased products for processing	21,512	24,369
Reduction for Vitol's administration expenses	(717)	(812)
Net Adjustment	$20,795	$23,557

(ix)        Adjustments Related to Acquisition Financing Costs Agreement

Had the acquisition of North Atlantic taken place on January 1, 2005 and been funded by a combination of incremental bank borrowings and the issuance of the Debentures and Trust Units, Harvest's interest charges would have been increased and the interest expenses incurred by North Atlantic and Vitol Refining S.A. would be eliminated as North Atlantic's long term debt would have been repaid and the other sources of indebtedness similarly retired resulting in the following adjustments to interest expense (in 000's):

Incremental Interest and other charges on long term debt
Interest on Senior Unsecured Bridge	$9,772
Interest on Revolving Facility	27,922
Interest on the Debentures	17,944
55,638
Elimination of North Atlantic interest expense (US$10,401)	(11,782)
Elimination of Vitol Refining S.A. interest expense (US$1,616)	(1,831)
$42,025

In addition to the interest costs, the following adjustments have been made to reflect the amortization of the bank underwriting fees and issue costs related to the incremental credit facilities and the issuance of the Debentures, respectively, as well as the accretion of the deemed discount on the Debentures (in 000's):

Long term debt
Underwriting fee on $350 million Senior Secured Bridge	$875
Underwriting fee on expansion of Revolving Facility	1,463
Issue costs of the Debentures	1,493
3,831
Accretion of Discount on the Debentures	2,386
Net Adjustment	$6,217

(x)        Adjustments Related to Depreciation

The pro forma depreciation charge is determined using the adjusted capital cost for North Atlantic's property, plant and equipment and assuming the acquisition of North Atlantic occurred on January 1, 2005. Applying North Atlantic's depreciation policies to the adjusted capital cost amounts results in an additional $47.3 million depreciation charge for the nine months ended September 30, 2006.

(xi)       Adjustments Related to Income Tax Provisions

The pro forma adjustment eliminates future income taxes as North Atlantic will only be taxed on income not distributed and it is anticipated that all future income earned by North Atlantic will be distributed. Accordingly, North Atlantic's future income provision has been eliminated.

4.        CALCULATION OF NET INCOME (LOSS) PER TRUST UNIT

In the Pro Forma Combined Income Statement, the Net Income per Trust Unit is calculated based on a basic average number of Harvest Trust Units outstanding for the year ended December 31, 2005 of 104,672,181 Trust Units and for the nine months ended September 30, 2006 of 110,791,101 Trust Units including 46,040,788 Trust Units assumed issued on January 1, 2005 in connection with the acquisition of Viking, 6,505,600 Trust Units issued concurrent with the closing of the Hay River acquisition assumed issued on January 1, 2005 and 8,260,000 Trust Units issued for net proceeds of $213.5 million also assumed issued on January 1, 2005. The diluted weighted average number of Trust Units for the year ended December 31, 2005 was 119,786,950 Trust Units, which excludes the impact of the exchangeable shares as they are considered to be anti-dilutive. The diluted weighted average number of Trust Units for the nine months ended September 30, 2006 was 112,668,087, which excludes the impact of the 6.40%, 7.25% and 10.5% convertible debentures as they are considered to be anti-dilutive.

B-1

COMBINED FINANCIAL STATEMENTS OF VITOL REFINING S.A. AND
NORTH ATLANTIC REFINING LIMITED

COMBINED FINANCIAL STATEMENTS

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)
(U.S. Dollars)
For the Years Ended December 31, 2005 and 2004 and for the Nine Months
Ended September 30, 2006

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Combined Financial Statements
(U.S. Dollars)

For the Years Ended December 31, 2005 and 2004 and
for the Nine Months Ended September 30, 2006

Contents

Auditors' Report	1

Combined Financial Statements

Combined Balance Sheets	2
Combined Statements of Income	3
Combined Statements of Shareholder's Equity	4
Combined Statements of Cash Flows	5
Notes to Combined Financial Statements	6

AUDITORS' REPORT

Board of Directors of
Vitol Refining S.A. and North Atlantic Refining Limited

We have audited the accompanying combined balance sheets of North Atlantic Refining Limited and Vitol Refining S.A., wholly owned subsidiaries of Vitol Refining Group B.V. (collectively, the "Company"), as of December 31, 2005 and 2004, and the related combined statements of income, shareholder's equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of North Atlantic Refining Limited and Vitol Refining S.A. as at December 31, 2005 and 2004, and the combined results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

St. John's, Canada,
October 6, 2006 (except for Note 19 Chartered Accountants	Chartered Accountants
which is at October 31, 2006)

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Combined Balance Sheets
(In Thousands of U.S. Dollars, unless otherwise noted)

	September 30,	December 31,	December 31,
	2006	2005	2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,361	$7,946	$4,128
Accounts receivable, net (note 3)	28,087	49,461	34,570
Due from related parties (note 11)	446,594	161,338	71,504
Inventories (note 4)	354,935	371,794	249,736
Derivative assets	7,079	3,812	17,239
Prepaid expenses	1,462	4,973	3,728
Future income taxes (note 12)	188	205	415
Total current assets	841,706	599,529	381,320

Noncurrent assets:
Property, plant, and equipment, net (notes 5 and 10)	388,355	353,635	325,558
Long-term receivables (note 7)	34,650	33,344	31,640
Future income taxes (note 12)	2,960	3,240	2,932
Deferred costs and other noncurrent assets (note 6)	25,593	31,558	16,957
Total noncurrent assets	451,558	421,777	377,087
Total assets	$1,293,264	$1,021,306	$758,407

Liabilities and shareholder's equity
Current liabilities:
Short-term borrowings (note 8)	$121	$6,513	$3,125
Accounts payable and accrued liabilities (note 9)	44,779	48,170	38,487
Due to related parties (note 11)	122,550	140,789	70,695
Derivative liability	3,029	–	–
Future income taxes (note 12)	5,183	–	–
Current portion of long-term obligations (notes 10 and 11)	150,077	37,112	1,627
Total current liabilities	325,739	232,584	113,934

Noncurrent liabilities:
Long-term obligations (notes 10 and 11)	249	200,264	242,416
Employee future benefits (note 13)	10,444	10,061	8,269
Future income taxes (note 12)	19,373	20,437	17,748
Total noncurrent liabilities	30,066	230,762	268,433

Commitments and contingencies (note 14)
Shareholder's equity	937,459	557,960	376,040
Total liabilities and shareholder's equity	$1,293,264	$1,021,306	$758,407
See accompanying notes.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Combined Statements of Income
(In Thousands of U.S. Dollars, unless otherwise noted)

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004
	(unaudited)
Revenues:
Product sales	$2,114,279	$1,615,632	$2,262,650	$1,866,089
Other (note 17)	6,010	5,764	8,330	8,662
Total revenues	2,120,289	1,621,396	2,270,980	1,874,751

Costs and expenses:
Purchased products for resale and
processing	1,845,892	1,282,852	1,871,131	1,616,716
Processing, operating, and
administrative	74,516	65,314	91,699	84,746
Depreciation and amortization	30,854	26,184	35,865	25,851
Total costs and expenses	1,951,262	1,374,350	1,998,695	1,727,313

Income from operations	169,027	247,046	272,285	147,438

Other income (expense):
Interest income	6,135	4,657	7,632	1,981
Interest expense	(12,017)	(12,149)	(16,275)	(12,939)
Gain (loss) on foreign exchange,
net	1,290	4,309	1,599	2,378
Total other expense	(4,592)	(3,183)	(7,044)	(8,580)
Income before income taxes	164,435	243,863	265,241	138,858

Income tax expense (benefit)
(note 12):
Current	1,203	3,690	5,382	1,390
Future	3,579	1,153	1,845	(6,672)
Total income tax expense (benefit)	4,782	4,843	7,227	(5,282)

Net income	$159,653	$239,020	$258,014	$144,140

See accompanying notes.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Combined Statements of Shareholder's Equity
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

	Common Stock (note 15)					Total
	VRSA	North Atlantic		Contributed	Retained	Shareholder's
	Shares	Shares	Amount	Surplus	Earnings	Equity

Balances at January 1, 2004	$20	$117,987	$100,515	$31,779	$75,606	$207,900
Shares issued for cash	–	29,506	24,000	–	–	24,000
Net income	–	–	–	–	144,140	144,140
Balances at December 31, 2004	20	147,493	124,515	31,779	219,746	376,040
Shares issued for cash	–	52,305	42,500	–	–	42,500
Net income	–	–	–	–	258,014	258,014
Dividends	–	–	–	–	(118,594)	(118,594)
Balances at December 31, 2005	20	199,798	167,015	31,779	359,166	557,960
Shares issued for cash	–	244,576	219,846	–	–	219,846
Net income	–	–	–	–	159,653	159,653
Balances at September 30, 2006	$20	444,374	$386,861	$31,779	$518,819	$937,459

See accompanying notes.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Combined Statements of Cash Flows
(In Thousands of U.S. Dollars, unless otherwise noted)

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004
	(unaudited)
Cash flows from operating activities
Net income	$159,653	$239,020	$258,014	$144,140
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	30,854	26,184	35,865	25,851
Future income taxes	3,579	1,153	1,845	(6,672)
Employee benefit obligation	383	1,495	1,792	1,540
Loss on disposal of capital assets	203	947	1,112	88
Net changes in noncash working capital
related to operations (note 16)	(270,025)	(231,238)	(133,667)	(161,040)
Other	837	600	746	1,410
Net cash provided by (used in) operating
activities	(74,516)	38,161	165,707	5,317
Cash flows from investing activities
Purchase of property, plant, and equipment	(56,665)	(44,831)	(58,538)	(45,233)
Increase in deferred turnaround costs	(3,207)	(23,675)	(24,129)	(13,778)
Investment tax credits claimed	–	–	2,869	2,498
(Increase) decrease in long-term receivables,
net	(1,306)	1,088	(1,704)	(4,729)
Proceeds from disposal of capital assets	60	–	143	30
Net change in payables related to capital
projects	4,645	(4,724)	(1,163)	4,019
Net cash (used in) investing activities	(56,473)	(72,142)	(82,522)	(57,193)
Cash flows from financing activities
Net proceeds from (repayments of) short-term
borrowings	(6,392)	235	3,388	220
Proceeds from long-term debt issuance	–	–	–	203,246
Repayments of long-term obligations	(87,070)	(1,043)	(6,827)	(32,967)
Proceeds from obligations under capital lease	–	–	–	357
Repayment to Vitol Refining Group B.V.	–	–	–	(144,964)
Foreign exchange difference on long-term
debt	20	167	166	500
Proceeds from share issue	219,846	37,000	42,500	24,000
Distributions to shareholders	–	–	(118,594)	–
Net cash provided by (used in) financing
activities	126,404	36,359	(79,367)	50,392
Net increase (decrease) in cash and cash
equivalents	(4,585)	2,378	3,818	(1,484)
Cash and cash equivalents at beginning of period	7,946	4,128	4,128	5,612
Cash and cash equivalents at end of period	$3,361	$6,506	$7,946	$4,128
See accompanying notes.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

1. Nature of Operations

North Atlantic Refining Limited ("North Atlantic"), an entity incorporated in the Province of Newfoundland and Labrador, Canada, and Vitol Refining S.A. ("VRSA"), a Swiss corporation, are wholly owned subsidiaries of Vitol Refining Group B.V. ("VRG"), a Netherlands corporation. VRSA conducts its operations through its Bermuda branch. The accounts of North Atlantic and VRSA (combined, the "Company") are presented herein on a combined basis. In December 2005, VRG announced its decision to consider a sale of all or part of its equity interests in North Atlantic as well as the operations of VRSA. These financial statements have been prepared on a combined basis in order to reflect the continuing operations of the Company as explained in Note 19. The combined financial statements assume operations will continue beyond the next 12 months.

The Company's operations consist primarily of a petroleum refining business, North Atlantic, and a crude oil and petroleum products marketing business, VRSA. North Atlantic is the owner and operator of a crude oil refinery, North Atlantic refinery, located in Newfoundland, Canada (refining capacity of 115,000 barrels per day of crude oil), and its related docking and storage facilities and retail gasoline station assets located in the Province of Newfoundland and Labrador, Canada. VRSA manages and is authorized to act as, among other things, a principal, agent, or broker in transactions involving the purchase, sale, importation, exportation, and storage of crude oil and petroleum products in connection with the supply to and marketing of products from the North Atlantic refinery.

2. Significant Accounting Policies

Principles of Combination

The combined financial statements include the accounts of all the Company's wholly owned subsidiaries after the elimination of significant intercompany transactions and balances. The combined financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") except as described in Note 18.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

Interim Combined Financial Statements

The interim combined financial statements for the nine months ended September 30, 2006 and 2005 have been prepared in accordance with Canadian GAAP for interim financial statements. Operating results for the nine month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

Use of Estimates

The preparation of these combined financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of combined assets and liabilities, the reported combined statements of income, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Foreign Currency

These combined financial statements are expressed in US dollars. The Company's functional currency is US dollars. Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange at year-end, and nonmonetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the rates in effect on the dates they occur, except depreciation and amortization, which are translated at the same exchange rate as the assets to which they relate.

Gains or losses arising on all foreign currency transactions in the current period are charged to "Gain (loss) on foreign exchange, net" in the combined statements of income.

As at September 30, 2006 the prevailing exchange rate was $US equals $1.118 CDN (December 30, 2005 - $1.1641 CDN; December 31, 2004 - $1.20249 CDN).

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers investments in highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. All of the Company's cash equivalents, principally time deposits, are reported at cost, which approximates fair value.

Accounts Receivable

Trade accounts receivable are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. Interest receivable on delinquent trade accounts receivable is included in the trade accounts receivable balance and recognized as interest income when contractually permissible and collectibility is reasonably assured.

Uncollectible trade accounts receivable are written off when a settlement is reached for an amount that is less than the historical carrying amount or when the amount is deemed uncollectible.

The Company establishes an allowance for doubtful accounts on a specific identification basis when it believes the required payment of specific amounts owed is unlikely to occur.

Inventories

Inventories are carried at the lower of cost or market. The costs of refinery feedstocks purchased for processing and refined products are determined under the weighted-average cost method. The costs of purchased goods and petroleum products held for resale are determined under the first-in, first-out method. The costs of parts and supplies inventories are determined under the average cost method.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost, less related investment tax credits claimed. Depreciation of recorded cost less salvage value is provided on a straight-line basis over the estimated useful life of the assets as set out below. Gain or loss on disposal of individual assets is recognized in the year of disposal.

Asset	Period

Refining and production plant:
Processing equipment	5 - 25 years
Structures	10 - 50 years
Catalysts	2 - 5 years
Tugs	25 years
Vehicles	4 years
Office and computer equipment	3 - 5 years

Capital Leases

North Atlantic leases certain of its assets. Assets under capital lease arrangements, where substantially all of the benefits and risks of ownership are transferred to North Atlantic, are accounted for as capital asset acquisitions and are depreciated over their useful lives. Obligations under the terms of a capital lease are shown as liabilities of North Atlantic.

Deferred Costs and other noncurrent assets

Deferred costs and other noncurrent assets include the following:

  The cost of major refinery turnarounds (major maintenance of refinery operating units) is capitalized on a component basis when incurred and amortized on a straight-line basis over the period to the next major maintenance of the component.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

  Intangible assets acquired, representing contractual agreements with suppliers, are recorded at cost and are amortized over their estimated useful life of five years on a straight-line basis.

Impairment and Disposal of Long-Lived Assets

Long-lived assets are tested for recovery whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized in an amount by which its carrying amount exceeds its fair value, with fair value determined based on discounted estimated net cash flows. There were no impairment write-downs for each of the nine months ended September 30, 2006 and 2005 or for each of the years ended December 31, 2005 and 2004.

Long-Term Receivables

Long-term receivables consist principally of Canadian Federal Investment Tax Credits (ITCs) arising upon the acquisition of manufacturing and processing equipment. These credits may be used to reduce Canadian federal taxes payable in future years. North Atlantic recognizes these credits as receivables and as a corresponding reduction in the cost of the related asset.

Other long-term receivables relate to credit extended to customers for the acquisition and installation of heating systems and distributor truck financing. These receivables are recorded net of provisions for losses on doubtful accounts. North Atlantic establishes an allowance for doubtful accounts on a specific identification basis when it believes the required payment of specific amounts owed is unlikely to occur.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

Financial Instruments and Derivatives

Financial assets of the Company include cash and cash equivalents, current account receivable, amounts due from related parties, derivative assets, and long-term receivables, excluding the ITC receivables. Financial liabilities of the Company include short-term borrowings, accounts payable and accrued liabilities, amounts due to related parties, and long-term obligations.

The Company operates internationally and is exposed to market risks from interest rates and foreign exchange rates. The following describes the Company's approach to managing its financial instruments and the related risks:

(a) Fair value of financial instruments:

(i)       The carrying values reported in the combined balance sheets for cash and cash equivalents, current accounts receivable, amounts due to/from related parties, short-term borrowings, and accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments.

(ii)      VRSA utilizes commodity fixed-priced physical forwards from time to time to lock in the price of crude oil purchases. It is the Company's accounting policy to record the commodity fixed-priced physical forwards at fair value. The fair value of these contracts is recognized in "Derivative assets" in the combined balance sheets.

In addition, VRSA utilizes foreign currency derivative contracts from time to time to reduce foreign exchange risk relating to certain expenses denominated in foreign currencies. The fair value of these contracts is recognized in "Derivative assets" in the combined balance sheets. Such contracts are not designated as hedging instruments based on the criteria specified in Accounting Guideline 13 (AcG-13),  Hedging Relationships.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

The fair value of commodity fixed-priced physical forwards and foreign currency derivatives is based on quoted market prices or other estimates obtained from third-party brokers or dealers. The change in fair value of commodity fixed-priced physical forwards is recognized in "Purchased products for resale and processing" in the combined statements of income in the period of change.

The change in fair value of foreign currency derivative contracts is recognized in "Gain (loss) on foreign exchange, net" in the combined statements of income in the period of change.

At September 30, 2006, VRSA had outstanding energy derivatives of 2.5 million barrels. The fair value of these energy derivatives was a net liability of $(1.5) million at September 30, 2006. At December 31, 2005 and 2004, VRSA had outstanding crude derivatives of 152,000 and 150,000 barrels, respectively. The fair value of these crude derivatives was an asset of $0.1 million and $1.5 million at December 31, 2005 and 2004, respectively.

At September 30, 2006, December 31, 2005 and 2004, VRSA had outstanding foreign currency financial instruments to purchase notional Canadian dollars of $70 million, $70 million and $125 million respectively. The fair value of these foreign currency financial instruments was an asset of $5.6 million, $3.7 million and $15.7 million at September 30, 2006, December 31, 2005 and 2004 respectively.

(iii)     The carrying value of long-term receivables, excluding the long-term ITC receivables, approximate fair value as the interest rates approximate market.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

(iv)    The estimated fair value of Series B notes included in long-term obligations is based on discounted cash flows using market interest rates. The estimated fair value of Series B notes is $151.6 million at September 30, 2006 and the estimated fair value of Series A and Series B notes is $203.5 million at December 31, 2005. The fair value estimates are not necessarily indicative of the amounts that the Company might receive or incur in actual market transactions. The carrying value of these notes is $150.0 million and $200.0 million at September 30, 2006 and December 31, 2005, respectively.

(v)    The remaining fixed-rate obligations carry interest rates that are similar to current market rates; the estimated fair value of the Company's remaining long-term obligations approximates its book value at September 30, 2006.

(b) Concentrations of credit risk:

The Company does not have significant exposure to any individual customer, other than its affiliates, and manages its credit risk by dealing with only financially sound customers. The Company's policy is to independently evaluate each counterparty's creditworthiness prior to entering into transactions and to constantly monitor the credit extended. If considered necessary, the Company obtains letters of credit or other acceptable security as collateral. The Company does not anticipate loss for nonperformance, other than as recorded.

The Company's operations are primarily concentrated in the energy industry. Accounts receivable and other financial instruments and derivatives are predominantly with energy and financial services related companies, as well as other trading companies, with the greatest concentration in the US and Canada.

These concentrations of counterparties may impact the Company's overall exposure to credit risk, either positively or negatively, in that counterparties may be similarly affected by changes in economic, regulatory, or other conditions. Based on the Company's policies and risk exposures related to credit, the Company does not anticipate a material adverse effect on its combined financial condition as a result of counterparty nonperformance.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

(c) Interest rate risk:

The Company is exposed to interest rate risk on its floating rate loans due to fluctuating interest rates. For each 1% change in the rate of interest on these loans, the change in interest expense would be approximately $nil annually based upon the loan balances at September 30, 2006.

Revenue Recognition

Revenue arising from the sale of crude oil and refined petroleum products produced, processed, or purchased are recognized upon title transfer to customers. Concurrent with this revenue recognition and included as a component of product purchased costs are transportation and storage charges. Revenues for services are recorded when the services have been provided.

Income Taxes

The Company uses the liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

Employee Future Benefit Plans

North Atlantic maintains defined benefit and defined contribution plans and provides certain post-retirement health care benefits, which cover almost all employees and their surviving spouses.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

(a) Defined Contribution Plan

Under the defined contribution plan, North Atlantic's annual contribution of each participating employee's pensionable earnings is as follows:

Employee category	2006	2005	2004

Permanent	5.0%	5.0%	4.5%
Part-time	2.5%	2.5%	–

The cost associated with the defined contribution plan is expensed as incurred.

(b) Defined Benefit Plans

The cost of providing the defined benefits and other post-retirement benefits is actuarially determined based upon an independent actuarial valuation using management's best estimates of discount rates, rates of return on plan assets, rate of compensation increase, retirement ages of employees, and expected health care costs. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on credited service. Funding of the defined benefit pension plans complies with Canadian federal and provincial regulations, and North Atlantic makes contributions to the plans based on the independent actuarial valuation. Pension plan assets are carried at fair values. For the purpose of calculating the expected return on assets, North Atlantic uses the fair value of the plan assets.

The defined benefit plans provide benefits based on length of service and the best five years of the last ten years' average earnings. North Atlantic does not recognize or amortize actuarial gains or losses less than 10% of the greater of the accrued benefit obligations and the fair value of plan assets for the defined benefit pension plans. Actuarial gains and losses over 10% are amortized over the average remaining service period of the plan participants. Actuarial gains or losses related to the other post-retirements benefits are recognized in income immediately. Past service costs are amortized on a straight-line basis over the expected average remaining service life of plan participants.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

2. Summary of Significant Accounting Policies (continued)

Rate Regulation

The sales price of residential home heating fuels and automotive gasoline and diesel within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Products Act. The Petroleum Products Pricing Commissioner sets the maximum wholesale and retail prices that a wholesaler and a retailer may charge and sets the maximum mark-up between the wholesale price to the retailer and the retail price to the consumer. The full effect of rate regulation is reflected in the product sales revenue as recorded by the Company.

3. Current Accounts Receivable

Current accounts receivable consist of the following:

	September 30,	December 31,
	2006	2005	2004

Accounts receivable:
Trade	$21,532	$43,179	$28,847
Other	3,091	3,568	2,816
Investment tax credits receivable	3,044	1,915	2,105
Current portion of long-term
receivables	1,216	1,522	1,479
	28,883	50,184	35,247
Allowance for doubtful accounts	(796)	(723)	(677)
Net current accounts receivable	$28,087	49,461	34,570

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

4. Inventories

Inventories consist of the following:

	September 30,	December 31,
	2006	2005	2004

Refinery feedstocks	$279,048	$271,972	$188,468
Petroleum products	67,751	92,112	53,938
Parts and supplies	8,136	7,710	7,330
Total inventories, net	$354,935	$371,794	$249,736

For the nine month periods ended September 30, 2006 and 2005, inventory included lower of cost or market write-downs of $44.9 million and $1.4 million, respectively. For the years ended December 31, 2005 and 2004, inventory included lower of cost or market write-downs of $3.1 million and $11.7 million, respectively. Such write-down amounts were included as costs in "Purchased products for resale and processing" in the combined statements of income for each respective period.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

5. Property, Plant, and Equipment

North Atlantic's property, plant, and equipment consist of the following:

	September 30, 2006
		Accumulated	Net Book
	Cost	Depreciation	Value

Refinery and production plant	$544,609	$180,155	$364,454
Tugs	9,881	2,633	7,248
Vehicles	2,219	1,433	786
Office and computer equipment	4,897	4,411	486
Land	15,381	–	15,381
	$576,987	$188,632	$388,355

	December 31, 2005
		Accumulated	Net Book
	Cost	Depreciation	Value

Refinery and production plant	$492,132	$162,805	$329,327
Tugs	9,881	2,336	7,545
Vehicles	2,291	1,503	788
Office and computer equipment	4,862	4,268	594
Land	15,381	–	15,381
	$524,547	$170,912	$353,635

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

5. Property, Plant and Equipment (continued)

	December 31, 2004
		Accumulated	Net Book
	Cost	Depreciation	Value

Refinery and production plant	$450,099	$148,897	$301,202
Tugs	9,868	1,940	7,928
Vehicles	1,883	1,468	415
Office and computer equipment	4,716	4,084	632
Land	15,381	–	15,381
	$481,947	$156,389	$325,558

Vehicles and office equipment include certain assets under capital lease with a net book value $0.3 million, $0.4 million and $0.7 million, at September 30, 2006 and December 31, 2005 and 2004, respectively. Depreciation expense is included in "Depreciation and amortization" in the combined statements of income.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

6. Deferred Costs and Other Noncurrent Assets
	September 30,	December 31,
	2006	2005	2004

Deferred turnaround costs, beginning of
period	$31,217	$16,448	$5,785
Additions	3,207	24,129	13,778
Amortization	(9,044)	(9,360)	(3,115)

Deferred turnaround costs, end of period	25,380	31,217	16,448

Intangibles, beginning of period	341	509	635
Amortization	(128)	(168)	(126)
Intangibles, end of period	213	341	509

Total deferred costs and other non-
current assets	$25,593	$31,558	$16,957

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

7. Long-Term Receivables

Long-term receivables consist of the following:

	September 30,	December 31,
	2006	2005	2004

Long-term receivables:
ITC receivable	$32,325	$31,045	$28,823
Customer financed equipment	2,135	2,612	2,836
Distributor truck financing	1,263	1,072	1,327
Other	143	137	133
	35,866	34,866	33,119
Less current portion of long-term
receivables	(1,216)	(1,522)	(1,479)
Total long-term receivables	$34,650	$33,344	$31,640

Long-term receivables at September 30, 2006 and December 31, 2005, excluding the ITC receivables, bear interest at rates ranging from 6.75% to 9.00% and mature at varying periods to 2011.

8. Short-Term Borrowings

North Atlantic has an operating credit facility, bearing interest at prime, with the following attributes as of each period end:

	September 30,	December 31,
	2006	2005	2004

Operating credit facility limit	$8,945	$8,590	$8,316
Available credit	8,824	2,077	5,191
Weighted-average interest rate	5.69%	4.41%	4.00%

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

9. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:
	September 30,	December 31,
	2006	2005	2004

Trade	$29,686	$27,164	$20,058
Interest	1,340	4,304	4,195
Capital projects	10,246	5,601	6,764
Insurance	–	3,151	2,372
Other	3,507	7,950	5,098
Total accounts payable and accrued
liabilities	$44,779	$48,170	$38,487

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

10. Long-Term Obligations

Long-term debt and other noncurrent liabilities consist of the following:

	September 30,	December 31,
	2006	2005	2004

Series B, 6.70% senior unsecured
notes with interest due semi-
annually and equal principal
payments of $30.0 million due
annually commencing August 12,
2010 through August 12, 2014	$150,000	$150,000	$150,000

Series A, floating rate senior
unsecured notes bearing interest at
a spread of 1.88% above the three-
month LIBOR rate and repaid on
September 11, 2006	–	50,000	50,000

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

10. Long-Term Obligations (continued)

	September 30,	December 31.
	2006	2005	2004

Vitol Finance Ltd. 8.85% unsecured
loans and repaid on June 30, 2006	$–	$36,824	$36,824

Vessel mortgage on the MV Petrel
bearing interest at Canadian
Chartered Bank prime rate and
repaid during 2005	–	–	3,283

Vessel mortgage on the MV Osprey
bearing interest at 7.71% and
repaid during 2005	–	–	3,036

Capital leases bearing interest at
rates ranging from 6.27% to
9.02%, repayable in blended
monthly payments of $30,000,
maturing at varying times to
July 2009	326	552	900
	150,326	237,376	244,043
Less current portion of long-term
obligations	(150,077)	(37,112)	(1,627)
Total long-term obligations	$249	$200,264	$242,416

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

10. Long-Term Obligations (continued)

North Atlantic has an arrangement with its noteholders under which Vitol Finance Ltd., a related party, will assume North Atlantic's liability for the Series B, 6.7% unsecured notes of $150 million coincident with the closing of the Purchase and Sale transaction as described in Note 19.

The Note Purchase Agreement dated as of August 12, 2004, provides that within ten days of a change of control event, North Atlantic is required to provide an irrevocable prepay offer to each holder of Series A and B notes. Should the note holder elect prepayment of all or any portion of the notes held by the holder, such payment is required by North Atlantic no later than 60 days after the date of the corresponding prepay offer.

At September 30, 2006, remaining principal repayments required in each of the four years below are as follows (in thousands):

2006 (October 1 – December 31)	$150,050
2007	165
2008	88
2009	23

11. Transactions With Related Parties

North Atlantic and VRSA are wholly owned subsidiaries of VRG and indirect wholly owned subsidiaries of Vitol Holding B.V. (''VHBV''), the ultimate parent company of the Vitol group of companies. A significant portion of the Company's operations are with affiliated companies. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

11. Transactions With Related Parties (continued)

Related-party transactions consist of the following:

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004

Revenue:
Product sales	$ 1,861,714	$ 1,387,177	$ 1,934,271	$ 1,536,037
Other	4,092	3,750	6,881	5,578
Purchases:
Purchases of petroleum products	1,753,780	1,252,581	1,808,688	1,516,598
Other expenses	–	–	103	39
Management fees	180	180	240	240
Interest income	6,085	4,612	7,567	1,938
Interest expense	1,616	2,435	3,257	4,079
Guarantee fees	–	–	–	500

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

11. Transactions With Related Parties (continued)

Related-party current and long-term balances outstanding consists of the following:
	September 30,	December 31,
	2006	2005	2004

Commonly controlled enterprises:
Current assets due from:
Vitol S.A.(1)	$254,098	$93,504	$29,000
Vitol S.A. Inc.	40,622	67,834	42,504
Vitol Finance Ltd.	151,424	–	–
Vitol Refining Group	423	–	–
Vitol Energy Bermuda Ltd.	9	–	–
Anchor Insurance S.A.	18	–	–
	$446,594	$161,338	$71,504

Current liabilities due to:
Vitol Bahrain EC	$(120,278)	$(111,408)	$(63,069)
Vitol S.A.(1)	(172)	(24,169)	(783)
Vitol S.A. Inc.	(1,537)	(1,228)	(2,327)
Vitol Holding S.A.R.L.	–	(250)	(250)
Vitol Finance Ltd.	–	(3,253)	(3,247)
Anchor Insurance S.A.	(563)	(481)	(1,019)
	$(122,550)	$(140,789)	$(70,695)

Long-term obligation:
Vitol Finance Ltd. (note 10)	$–	36,824	36,824
Less current portion	–	(36,824)	–
Long-term obligation	$–	$–	$36,824

(1) Includes balances related to Vitol S.A. centralized cash management function of $273.0 million asset, $84.1 million asset and $16.9 million asset, for September 30, 2006 and December 31, 2005 and 2004 respectively.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

11. Transactions With Related Parties (continued)

On August 1, 1995, VRSA entered into a Petroleum Commodity Off-take Agreement (the "Agreement") with Vitol S.A., a related party. Under the Agreement, VRSA is committed to sell all volumes of petroleum products for export governed by the terms and conditions provided therein. Subject to certain provisions, and the subsequent event discussed in Note 19, the Agreement continued in effect until April 30, 2006, and then continues month to month thereafter, under mutual agreement.

Vitol S.A., a wholly owned subsidiary of Vitol Holding B.V., provides working capital bearing interest at 6% to VRSA and maintains a centralized cash management function whereby cash surplus and shortfalls are utilized or provided for by the Vitol group. The balance outstanding at September 30, 2006 and December 31, 2005 and 2004, relating to this activity, is included above in current assets due from and current liabilities due to Vitol S.A.

12. Income Taxes

Effective Tax Rate

The Company's profits are taxed at various rates as the operating entities are located in Canada, Bermuda, and Switzerland.

North Atlantic profits are taxed in Canada at 36.12% for September 30, 2006 and December 31, 2005 and 2004, except for profits derived from the processing operation, which are taxed at 27.12%.

In June of 2006, legislation was enacted that reduced the large corporation tax to 0% for 2006 and beyond on the taxable capital base employed. North Atlantic had paid a large corporation tax of 0.175% and 0.2% for 2005 and 2004, respectively, on the taxable capital base employed. In addition, this legislation enacted lower federal corporate income tax rates that reduce both general and processing profits income tax rates as follows: 2008 – 1.62%, 2009 – 2.12%, 2010 and beyond – 3.12%.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

12. Income Taxes (continued)

Accordingly, North Atlantic has revised its future tax assets and liabilities reflecting the newly enacted tax rates that will apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

VRSA's profits are subject to federal, cantonal, and communal Swiss taxes at a rate of 32%. The rate applies to the profits allocated in accordance with international allocation rules as set forth in a tax ruling granted by the Swiss tax authorities for the tax years 2003 to 2009. The ruling was granted in February 2005 and applies retroactively to the financial years ended December 31, 2004 and 2005.

VRSA also pays a de minimis amount of capital taxes levied on its equity.

Calculation of Capital Taxes

Capital tax on North Atlantic's capital asset base in the amount of $nil, $0.6 million, $0.8 million and $0.9 million has been charged to "Processing, operating, and administrative expenses" in the combined statements of income for the nine months ended September 30, 2006 and 2005 and the years ended December 30, 2005 and 2004, respectively.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

12. Income Taxes (continued)

Significant components of the Company's provision for (benefit of) income taxes are as follows:

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004

Income before income taxes	$164,435	$243,863	$265,241	$138,858
North Atlantic expected income tax
expense (benefit)	$6,398	$3,510	$5,597	$(9,850)
VRSA expected income tax expense	1,203	1,915	2,968	1,427
Reduction in expense (benefit) as a
result of:
Manufacturing and processing tax
credits	(1,594)	(875)	(1,422)	2,484
(Decrease) increase in other
taxable temporary differences	(1,225)	293	84	657
Utilization of net capital loss
carryforwards	–	–	–	914
Decrease in valuation allowance	–	–	–	(914)
Provision for (benefit of) income taxes	$4,782	$4,843	$7,227	$(5,282)

The Canada Revenue Agency ("CRA") has an Advance Pricing Agreement ("APA") program under which taxpayers may reach agreement with the CRA on a transfer pricing methodology for transactions or agreements with nonresident persons with whom they do not deal at arm's length. The Competent Authority Services Division of the International Tax Directorate in Ottawa administers the APA program. During 2004, North Atlantic entered into an APA with the CRA in respect of the processing fees paid by VRSA to North Atlantic and in respect of product purchases from VRSA. This agreement, which covers the taxation years 2001 through 2006, expires at December 31, 2006. In 2004, North Atlantic recognized a decrease (VRSA recognized a corresponding increase) in income of $39.3 million for the years 2001 through 2003. The financial statements reflect the effect of the reduction in income for tax purposes only, as it eliminates in the combination for financial statement purposes. It is North Atlantic's intention to seek a further APA with the CRA.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

12. Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

	September 30,	December 31,
	2006	2005	2004

Future tax assets:
Accrued benefit obligation	$2,460	$2,728	$2,237
Other	1,229	949	1,010
Property, plant, and equipment – difference
between the book and tax value of assets	–	1,676	–
Total gross future assets	3,689	5,353	3,247

Future tax liabilities:
Property, plant, and equipment - differences
between the book and tax value of assets	(4,231)	–	(1,566)
Deferred costs and other noncurrent assets	(7,236)	(8,207)	(3,865)
ITC receivable - current	(510)	(491)	(7,818)
Capital gain on U.S. denominated debt	(5,183)	(5,228)	(3,909)
ITC receivable long-term	(7,937)	(8,419)	(490)
Total gross future liabilities	(25,097)	(22,345)	(17,648)
Net future tax liabilities	$(21,408)	$(16,992)	$(14,401)

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

12. Income Taxes (continued)

Future tax assets and liabilities are reflected in the Company's balance sheets as follows:

	September 30,	December 31,
	2006	2005	2004

Current future tax assets, net	$188	$205	$415
Noncurrent future tax assets	2,960	3,240	2,932
Current future tax liabilities	(5,183)	–	–
Noncurrent future tax liabilities	(19,373)	(20,437)	(17,748)
Net future tax liabilities	$(21,408)	$(16,992)	$(14,401)

Investment Tax Credits

North Atlantic has investment tax credits of approximately $32.8 million available that may be used to reduce federal income tax arising in future years. The carryforward period for investment tax credits is ten years. The potential future income tax benefits of these credits have been recognized for accounting purposes, and if unused, these credits expire as follows at December 31, 2005:

Generated	Expire
1996	2006	$1,807
1997	2007	1,491
1998	2008	7,246
1999	2009	1,660
2000	2010	3,693
2001	2011	3,512
2002	2012	2,288
2003	2013	3,306
2004	2014	4,976
2005	2015	2,874

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

13. Employee Future Benefit Plans

Defined Contribution Pension Plan

Total expense for the defined contribution plan is equal to the Company's required contributions and was $0.5 million, $0.4 million, $0.6 million and $0.4 million for the nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005 and 2004, respectively.

Defined Benefit Plans

The measurement of the accrued benefit obligation and annual expense for the defined benefit plans requires actuarial calculations and several assumptions. These assumptions, set annually on December 31, are as follows:

	September 30,		December 31,
	2006		2005		2004
		Other		Other		Other
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans

Discount rate	5.5%	5.5%	5.5%	5.5%	6.0%	6.0%
Expected long-term rate
of return on plan assets	7.0%	–	7.0%	–	7.0%	–
Rate of compensation
increase	3.5%	–	3.5%	–	3.5%	–
Employee contribution of
pensionable income	6.0%	–	6.0%	–	6.0%	–
Annual rate of increase in
covered health care
benefits	–	13%	–	14%	–	15%
Expected average
remaining service
lifetime (years)	11.6	11.1	11.9	10.2	8.18	10.2

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

13. Employee Future Benefit Plans (continued)

The assets of the defined benefit plan are invested and maintain the following asset mix:

	Percentage of Plan Assets
	September 30,	December 31,
Asset Category	2006	2005	2004

Bonds/fixed income securities	35%	35%	35%
Equity securities	65%	65%	65%

The expected long-term rates of return are estimated based on many factors, including the expected forecast for inflation, risk premiums for each class of asset, and current and future financial market conditions. The investment return objective for these assets is to achieve returns that meet or exceed the actuarial discount rate over time. This is to be accomplished using a well-diversified portfolio structure. North Atlantic periodically reviews the asset allocation to determine whether it remains appropriate for achieving the investment return objective.

During the year ended December 31, 2005, North Atlantic approved certain changes to the post-retirement health care benefits plan relating to length of service, eligibility, and certain limitations on annual North Atlantic contributions. These changes have been recognized as a negative plan amendment, and the reduction in the accrued benefit obligation of $5.8 million is being recognized in income over the expected average remaining service lifetime of 10.2 years.

The defined benefit pension plans were last subject to an actuarial valuation on December 31, 2005 and the next valuation report is due no later than December 31, 2008. The post-retirement health care benefits plan was last subject to an actuarial valuation on December 31, 2005. The amount as at September 30 was determined by using the actuarial assumptions set on December 31, 2005. Based on an actuarial extrapolation, the actuarially determined present value of accumulated pension benefits and the net assets available to provide for these benefits, at market value at December 31, is as follows:

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

13. Employee Future Benefit Plans (continued)

	September 30,		December 31,
	2006		2005		2004
		Other		Other		Other
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans

Employee benefit obligation,
beginning of period	$29,678	$4,227	$22,001	$8,041	$17,119	$6,524
Current service costs	1,657	224	1,699	432	1,324	486
Interest	1,399	190	1,472	415	1,158	418
Actuarial losses	970	21	3,836	1,106	1,015	84
Plan amendment	–	–	–	(5,811)	–	–
Benefits paid	(269)	(84)	(335)	(76)	(163)	(48)
Impact of foreign exchange on
translation	1,263	178	1,005	120	1,548	577
Employee benefit obligation, end
of period	34,698	4,756	29,678	4,227	22,001	8,041

Fair value of plan assets,
beginning of period	23,618	–	$18,354	$–	$13,542	$–
Actual return on plan assets	1,354	–	1,438	–	1,028	–
Employer contributions	1,852	84	2,184	76	1,637	48
Employee contributions	970	–	1,184	–	1,015	–
Benefits paid	(269)	(84)	(335)	(76)	(163)	(48)
Impact of foreign exchange on
translation	1,015	–	793	–	1,295	–
Fair value of plan assets, end of
period	28,540	–	23,618	–	18,354	–
Funded status	(6,158)	(4,756)	(6,060)	(4,227)	(3,647)	(8,041)
Unamortized balances:
Net actuarial losses	6,206	–	6,144	–	3,419	–
Past services	–	(5,736)	–	(5,918)	–	–
	$48	$(10,492)	$84	$(10,145)	$(228)	$(8,041)

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

13. Employee Future Benefit Plans (continued)

	September 30,	December 31,
	2006	2005	2004

Summary:
Pension plans	$48	$84	$(228)
Other benefit plans	(10,492)	(10,145)	(8,041)
	$(10,444)	$(10,061)	$(8,269)

North Atlantic expects to contribute $2.76 million to its defined benefit and other benefit plans in 2006. Estimated pension and other benefit payments to plan participants, which reflect expected future service, expected to be paid from 2006 to 2010 are $0.5 million, $1.0 million, $1.3 million, $1.5 million, and $1.9 million, respectively, with an aggregate of $14.4 million thereafter through 2015.

The table below shows the components of the net benefit plan expense:

	Nine months ended				Years ended
	September 30,				December 31,
	2006		2005		2005		2004
		Other		Other		Other		Other
	Pension	Benefit	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans	Plans	Plans

Current service cost	$1,657	$224	$1,259	$320	$1,699	$432	$1,324	$486
Interest costs	1,399	190	1,090	308	1,472	415	1,158	418
Expected return on
assets	(1,354)	–	(1,015)	–	(1,370)	–	(1,031)	–
Amortization of net
actuarial losses	189	21	56	833	76	1,106	193	84
Amortization of past
services	–	(422)	–	–	–	(131)	–	–
Net benefit plan
expense	$1,891	$13	$1,390	$1,461	$1,877	$1,822	$1,644	$988

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

13. Employee Future Benefit Plans (continued)

A 1% change in the expected health care cost trend rate would have the following annual impacts as at December 31, 2005:

	1% Increase	1% Decrease

Impact on post-retirement benefit expense	$191	$(149)
Impact on projected benefit obligation	16	(22)

14. Commitments and Contingencies

The Company, in the course of its operations, is subject to claims, lawsuits, and contingencies. Accruals have been made in specific instances where required, or where it is probable that liabilities will be incurred, and where such liabilities can be reasonably estimated. In addition:

(a) Petro-Canada, a former owner of the North Atlantic refinery, holds certain contractual rights in relation to production at the refinery, namely:

(i)        a right to share, subject to a maximum limit, in the profits of the sale of any refined product, refined at the refinery, sold in Canada, exclusive of the province of Newfoundland and Labrador;

(ii)       a right of first refusal to any refinery and/or terminaling capacity in excess of North Atlantic's requirements;

(iii)      a right to participate in any venture to produce petrochemicals at the refinery; and

(iv)      the rights in paragraphs (i) and (ii) above continue for a period of 25 years from December 1, 1986, while the rights in paragraph (iii) continue until amended by the parties.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

14.     Commitments and Contingencies (continued)

(b)     North Atlantic has an environmental agreement with the Province of Newfoundland and Labrador, Canada, committing to programs that reduce the environmental impact of the refinery over time. Initiatives include a schedule of activities to be undertaken with regard to improvements in areas such as emissions, waste water treatment, terrestrial effects, and other matters. In accordance with the agreement, certain projects have been completed and others have been scheduled.

(c)       Under the provisions of the Canada Shipping Act, North Atlantic has been designated as an oil handling facility. Accordingly, North Atlantic is required to have a contractual arrangement with a certified response organization with a rated capacity of 10,000 metric tons. North Atlantic has an agreement with an organization to provide the required oil spill response capabilities.

(d)      Operating Lease Commitments:

As of September 30, 2006, the Company is committed, under the terms of various operating leases, to make the remaining payments required in each of the five calendar years below as follows:

2006 (October 1 – December 31)	$373
2007	1,177
2008	1,033
2009	733
2010	673

Total expense for rents and operating leases, included in "Processing, operating and administrative", was $1.4 million, $1.2 million, $2 million and $1.9 million for the nine months ended September 30, 2006 and 2005, and the years ended December 31, 2005 and 2004, respectively.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

14.      Commitments and Contingencies (continued)

(e)       North Atlantic has an agreement with Newsul Enterprises Inc. ("Newsul") whereby North Atlantic committed to provide Newsul with its inventory and production of sulphur to February 12, 2008. The agreement is subject to a further renewal period of ten years.

(f)       Canada Revenue Agency ("CRA") Assessment:

(i)        In 2002, the CRA assessed, as a forgiveness of debt, a 1994 share issue in the amount of $32 million in connection with the acquisition of North Atlantic by VHBV.

On August 15, 1994, 44,075,029 common shares were issued to VHBV in exchange for the amount of $31.9 million owing to VHBV. The CRA maintains that the fair market value of the 44,075,029 common shares acquired was less than the debt exchanged. The CRA's position is that the fair market value of the common shares acquired was $3.0 million. As a consequence, they have treated the exchange of shares for debt, for Canadian tax purposes, as a forgiveness of debt in the amount of $29.8 million.

North Atlantic disagrees with the CRA's position and believes that the value of the common shares issued in 1994 was equal to the value of the debt exchanged. It is the intent of management of North Atlantic to vigorously defend the appropriateness of this position. Management of North Atlantic has filed a Notice of Objection to the CRA's Notice of Reassessment. In 2004, a valuation report supporting North Atlantic's value of the common shares was submitted to the CRA. If the outcome is as put forth by the CRA, the tax basis of North Atlantic's assets would be eroded, resulting in an increase in North Atlantic's future tax expense and liability, depending on the final assessment, of $9.5 million. Discussions with the CRA on this matter are ongoing. There are no contingent amounts accrued related to this matter in the combined financial statements.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

14.      Commitments and Contingencies (continued)

(ii)       In 2006, the Company received Notices of Reassessment from the CRA with respect to an audit of the 2000 and 2001 taxation years. As a result of the audit, the CRA reclassed certain amounts from one capital asset class to another. As well the CRA has treated otherwise capital items as an expense.

The Company disagrees with the CRA's position and believes it properly accounted for the items under assessment. It is the intent of management to vigorously defend the appropriateness of its position. Management of the Company has filed Notices of Objection with respect to the audit reassessment. There are no contingent amounts accrued related to the matter in the combined financial statements.

(g)       Methyl Tertiary Butyl Ether ("MTBE") Product Liability Litigation:

North Atlantic has been named a defendant in one of the more than 100 cases that have been consolidated for pre-trial purposes in this matter. North Atlantic was sued in The State of New Hampshire v. Amerada Hess Corp., et al. Plaintiffs seek relief for alleged contamination of ground water from the various defendants' use of the gasoline additive MTBE. Although plaintiffs have not made a particular monetary demand, they are asserting collective and joint liability against all defendants. All consolidated litigations are at a preliminary stage. It is too early in the legal process to reach any conclusion regarding the ability of the state of New Hampshire to properly assert personal jurisdiction over North Atlantic in the lawsuit or to reach any conclusion regarding the substance of plaintiff's claims. Accordingly, the evaluation of the risk of liability to North Atlantic is not determinable at this time and no amounts are accrued in the combined financial statements. It is the intention of management to vigorously defend against this action.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

14.      Commitments and Contingencies (continued)

(h)      Newsul has presented a claim in the amount of $2.7 million and has requested the services of an arbitration board to find on the claim. The evaluation of the risk of liability to North Atlantic is not determinable at this time, and no amounts are accrued in the combined financial statements. It is the intention of management to vigorously defend against this claim.

(i)        Guarantees:

North Atlantic has guaranteed certain Private Placement Notes issued by an affiliated company maturing at varying times to August 12, 2014. The amount outstanding under the Private Placement Notes is $167.8 million, $185.6 million and $202.3 million at September 30, 2006, December 31, 2005 and 2004, respectively. If the affiliated company fails to meet its obligations, North Atlantic could be obligated to make the required payments. North Atlantic has not recorded any liability in the combined balance sheets relating to these guarantees.

North Atlantic was released from this guarantee coincident with the closing of the Purchase and Sale transaction as described in Note 19.

(j)        Commitments for Capital Projects:

North Atlantic has entered into a supply agreement with a customer, with an initial term of ten years, commencing December 31, 2006, for 1.4 million barrels of petroleum products and has committed to constructing a truck loading facility that is scheduled to be completed by the end of 2006. As of September 30, 2006, the total remaining costs estimated for completion is $3.4 million.

North Atlantic has also approved the replacement of the convection section of a heater, which is scheduled for completion before the end of 2006. As of September 30, 2006, North Atlantic had commitments in place relating to this replacement totaling $1.9 million.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

15. Share Capital

Share capital consists of the following:

	September 30,		December 31,		December 31,
	2006		2005		2004
	Number	Amount	Number	Amount	Number	Amount
	of shares	$	of shares	$	of shares	$

VRSA
Authorized
20,000 common shares
With par value of 1,000
Swiss Francs
Issued	20	13,743	20	13,743	20	13,743
North Atlantic
Authorized
Unlimited common
shares of no par value
Issued	444,374	373,118	199,798	153,272	147,493	110,772
Closing balance	444,394	386,861	199,818	167,015	147,513	124,515

Cash consideration of $219.8 million, $42.5 million and $24.0 million was received for shares issued by North Atlantic for the nine month period ended September 30, 2006 and for the years ended December 31, 2005 and 2004, respectively.

16. Supplemental Cash Flow Information

Cash flows:

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004

Cash paid during the year for:
Interest	$ 11,365	$ 10,714	$ 16,843	$ 9,954
Income taxes	2,157	1,497	1,987	2,394

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

16. Supplemental Cash Flow Information (continued)

The net changes in noncash working capital relating to operations is comprised as follows:

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004

Cash flows from working capital
activities
Change in accounts receivable	$21,374	$6,685	$(14,897)	$(7,067)
Change in net derivative assets	(3,267)	(2,380)	13,427	(3,137)
Change in inventories	16,859	(105,780)	(122,058)	(25,678)
Change in prepaid expenses	3,511	2,457	(1,245)	77
Change in due from related parties	(285,256)	(193,260)	(89,834)	(70,010)
Change in accounts payable and
accrued liabilities	(8,036)	(2,730)	10,846	7,677
Change in net derivative liabilities	3,029	–	–	–
Change in due to related parties	(18,239)	63,770	70,094	(62,902)
Net cash used in working capital
activities	$(270,025)	$(231,238)	$(133,667)	$(161,040)

17. Other Revenues

Other revenues consists of the following:

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004

Tug revenue	$4,229	$3,602	$5,122	$4,838
Sundry fees, etc.	1,190	1,338	2,386	2,142
Sulphur sales revenue	472	624	637	1,318
Interest	364	332	469	452
Loss on disposal of capital assets	(245)	(947)	(1,112)	(88)
Sale of sulphur credits	–	368	460	–
Scientific research and experimental
development tax credit	–	447	368	–
Total other revenues	$6,010	$5,764	$8,330	$8,662

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

18. Reconciliation to Accounting Principles Generally Accepted in the United States

The Company's combined financial statements have been prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Any differences in accounting principles as they have been applied to the combined financial statements are not material except as described below:

(a) Combined Statements of Income and Comprehensive Income

	Nine months ended		Years ended
	September 30,		December 31,
	2006	2005	2005	2004

Net income according to Canadian
GAAP and U.S. GAAP	$159,653	$239,020	$258,014	$144,140

Other comprehensive earnings, net of
income tax
Minimum pension liability
adjustment (i)	730	(1,878)	(2,535)	621
Tax impact of minimum
pension liability adjustment	(198)	509	687	(168)
Comprehensive earnings according
to U.S. GAAP	$160,185	$237,651	$256,166	$144,593

(i)      Under U.S. GAAP if the accrued benefit obligation related to defined benefit pension plans exceeds the fair value of plan assets, an additional minimum pension liability shall be recognized with an equal amount to be recognized as an intangible asset, provided that the intangible asset recognized shall not exceed the amount of unrecognized past service cost. Any excess of the additional minimum pension liability over the unrecognized past service cost is recorded as a separate component of other comprehensive income, net of income taxes, as a minimum pension liability adjustment.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

18. Reconciliation to Accounting Principles Generally Accepted in the United States (continued)

(b) Combined Balance Sheets

	September 30,		December 31,		December 31,
	2006		2005		2004
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Noncurrent future
income tax asset (i)	2,960	3,701	3,240	4,182	2,932	3,158

Employee future benefits
liability (i)	10,444	13,072	10,061	13,422	8,269	9,066
Shareholder's equity
Accumulated other
comprehensive
income (i)	-	(1,887)	-	(2,419)	-	(571)

(i)     The noncurrent future income tax asset, employee future benefits liability, and accumulated other comprehensive income have been adjusted to reflect the U.S. GAAP treatment for the minimum pension liability as described in Note 18 (a)(i).

19.      Subsequent Events

(i)       Acquisition of North Atlantic

On August 22, 2006, the Company's parent company, VRG, entered into a Purchase and Sale Agreement with Harvest Energy Trust ("Harvest"), an open-ended, unincorporated investment trust formed under the laws of Alberta. The rights underthe agreement were subsequently assigned by Harvest to Harvest North Atlantic Acquisition Corp., a corporation duly incorporated in the Province of Newfoundland and Labrador and wholly-owned by Harvest Refining General Partnership. Harvest Refining General Partnership is a general partnership formed in the Province of Alberta between Harvest and Calpine Natural Gas Trust, a subsidiary trust of Harvest. Under the Purchase and Sale Agreement VRG would sell all of the issued and outstanding shares of North Atlantic and would cause, upon closing of the sale, VRSA to enter into a Supply and Offtake Agreement (collectively the "Agreements") with North Atlantic. This purchase and sale transaction was completed on October 19, 2006.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

19.      Subsequent Events (continued)

On October 13, 2006, Harvest North Atlantic Acquisition Corp. and Viking Energy Royalty Trust, a subsidiary trust of Harvest, formed a limited partnership under the Partnership Act (Alberta) called North Atlantic Refining Limited Partnership (the "Limited Partnership"). The Limited Partnership was duly registered in the Province of Newfoundland and Labrador. The general partner of the Limited Partnership was Harvest North Atlantic Acquisition Corp. Subsequently, on October 19, 2006, Harvest North Atlantic Acquisition Corp. amalgamated with North Atlantic under the Corporations Act (Newfoundland and Labrador) to continue under the name North Atlantic Refining Limited. Following the amalgamation, North Atlantic Refining Limited became by operation of law the general partner of the Limited Partnership and transferred its full interest in the refinery assets to the Limited Partnership. The Limited Partnership transferred to North Atlantic Refining Limited 526,316 Class A Common units, 118,923 Class B Preferred (LP) units and an interest in a CDN$400 million promissory note due to Harvest Refining General Partnership and assumed the liabilities of North Atlantic Refining Limited in consideration for the transferred assets.

Coincident with the completion of the Purchase and Sale transaction discussed above, North Atlantic entered into a Supply and Offtake Agreement with VRSA. Under the Supply and Offtake Agreement, VRSA, upon instruction from North Atlantic, will acquire crude oil and refinery feedstocks (collectively "feedstocks") for North Atlantic on a cost-plus arrangement. The Supply and Offtake Agreement provides for VRSA to purchase, at prices determined by reference to published market indices, the finished petroleum products produced by North Atlantic for export. The financial results depicted in the statements herein reflect the combined results of North Atlantic and VRSA pursuant to a processing contract whereby VRSA acquired and owned the feedstocks and finished products produced by North Atlantic, with the resulting refinery gross margin earned by VRSA. The Agreements have the effect of transferring the combined operations of North Atlantic and VRSA, as they were prior to the sale transaction to Harvest.

North Atlantic Refining Limited and Vitol Refining S.A. (Wholly Owned
Subsidiaries of Vitol Refining Group B.V.)

Notes to Combined Financial Statements
(In Thousands of U.S. Dollars, unless otherwise noted)

Information as at September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited

19.     Subsequent Events (continued)

In connection with the closing transactions, Vitol Finance Limited, a related party, assumed North Atlantic's liability for the Series B, 6.7%, unsecured notes of $150 million plus accrued interest of $1.9 million. The agreement with lenders also provided for the release of North Atlantic's guarantee of certain Private Placement Notes issued by an affiliated company (note 14 (i)).

On October 16, 2006, North Atlantic entered into an amended and restated credit agreement with its banker that provides for a CDN$10 million Demand Operating Line of Credit to finance its receivables and inventory in the Province of Newfoundland and Labrador as well as support period cash management market transactions. This facility is secured by a guarantee from Harvest Operations Corp., a wholly-owned subsidiary of Harvest, with amounts borrowed bearing interest at the bank's prime lending rate.

The realization of the future income tax assets and future income tax liabilities recognized in these combined financial statements is dependent on management decisions and future operating results of North Atlantic.

(ii)       On October 17, 2006 North Atlantic issued the 25,036,000 common shares to VRG for cash consideration of $22.0 million.

On October 18, 2006 North Atlantic advanced $0.5 million to Vitol Finance Ltd. This amount was settled coincident with the closing of the acquisition discussed above.